   As filed with the Securities and Exchange Commission on October 20, 2000

                                               Registration No. 333-
                                                                811-07697
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM S-6

                         ------------------------------
                 FOR THE REGISTRATION UNDER THE SECURITIES ACT
                OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                         ------------------------------


A.  Exact name of trust:

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I

B.  Name of depositor:

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

C.  Complete address of depositor's principal executive office:

                               51 Madison Avenue
                            New York, New York 10010

D.  Name and complete address of agent for service:

                             Sheldon Winicour, Esq.
                          New York Life Insurance and
                              Annuity Corporation
                               51 Madison Avenue
                            New York, New York 10010

                                    Copy to:

Jeffrey S. Puretz, Esq.                        Sheila K. Davidson, Esq.
Dechert Price & Rhoods                         Senior Vice President
1775 Eye Street, N.W.                          and General Counsel
Washington, DC 20036                           New York Life Insurance Company
                                               51 Madison Avenue
                                               New York, New York  10010

E.  Title of securities being registered:

    Units of interest in a separate account under corporate executive series variable universal life insurance policies.

F. Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

    Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                             CROSS REFERENCE SHEET

                      INFORMATION REQUIRED IN A PROSPECTUS

Item of Form N-8B-2                    Prospectus Caption
-------------------                    ------------------

         1                             Cover Page; Basic Questions and Answers
                                       About Us and Our Policy

         2                             Cover Page

         3                             Not Applicable

         4                             Sales and Other Agreements


         5                             The Separate Account

         6                             The Separate Account


         9                             Legal Proceedings


        10 General Provisions of the Policy; Death Benefit Under the Policy; Free Look Provision; Exchange Privilege; Cash Value and Cash Surrender Value; Loans; The Separate Account; The Fixed Account; Charges Under the Policy; Sales and Other Agreements; When We Pay Proceeds; Payment Options; Our Rights; Your Voting Rights; Basic Questions and Answers About Us and Our Policy

        11 The Separate Account; MainStay VP Series Fund, Inc.; The Alger American Fund; Calvert Variable Series, Inc.; Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II; Janus Aspen Series; The MFS Variable Insurance Trust;
                                       The Universal Institutional Funds, Inc.

        12                             The Separate Account; Sales and Other
                                       Agreements

        13                             The Separate Account; Charges Under
                                       the Policy; MainStay VP Series Fund,
                                       Inc.; The Alger American Fund; Calvert
                                       Variable Series, Inc.; Fidelity
                                       Variable Insurance Products Fund and
                                       Fidelity Variable Insurance Products
                                       Fund II; Janus Aspen Series; The MFS
                                       Variable Insurance Trust; The Universal
                                       Institutional Funds, Inc.


        14 Basic Questions and Answers About Us and Our Policy; The Separate Account; Sales and Other Agreements


        15 Basic Questions and Answers About Us and Our Policy; General Provisions of the Policy

        16 The Separate Account; Investment Return; Basic Questions and Answers About Us and Our Policy; MainStay VP Series Fund, Inc.; The Alger American Fund; Calvert Variable Series, Inc.; Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II; Janus Aspen Series; The MFS Variable Insurance Trust;
                                       The Universal Institutional Funds, Inc.

Item of Form N-8B-2                    Prospectus Caption
-------------------                    ------------------

        17 Cash Surrender Value; Partial Withdrawals; General Provisions of the Policy

        18 The Separate Account; MainStay VP Series Fund, Inc.; The Alger American Fund; Calvert Variable Series, Inc.; Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II; Janus Aspen Series; The MFS Variable Insurance Trust;
                                       The Universal Institutional Funds,
                                       Inc.; Investment Return

        19                             Records and Reports

        20                             Not Applicable

        21                             Loans

        22                             Not Applicable

        23                             Not Applicable

        24                             Additional Information

        25                             What are NYLIAC and New York Life?

        26                             Not Applicable

        27                             What are NYLIAC and New York Life?

        28                             Directors and Principal Officers of
                                       NYLIAC

        29                             What are NYLIAC and New York Life?

        30                             Not Applicable

        31                             Not Applicable

        32                             Not Applicable

        33                             Not Applicable

        34                             Not Applicable

        35                             Not Applicable

        37                             Not Applicable

        38                             Sales and Other Agreements

        39                             Sales and Other Agreements

        40                             Not Applicable

        41                             Sales and Other Agreements

        42                             Not Applicable

Item of Form N-8B-2                    Prospectus Caption
-------------------                    ------------------

        43                             Not Applicable

        44 The Separate Accounts; Investment Return; General Provisions of the Policy

        45                             Not Applicable

        46                             The Separate Accounts; Investment Return

        47 The Separate Accounts; MainStay VP Series Fund, Inc.; The Alger American Fund; Calvert Variable Series, Inc.; Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II; Janus Aspen Series; The MFS Variable Insurance Trust; Morgan Stanley Universal Funds, Inc.

        48                             Not Applicable

        49                             Not Applicable

        50                             The Separate Accounts

        51                             Cover Page; Basic Questions and Answers
                                       About Us and Our Policy

        52                             The Separate Accounts; Our Rights

        53                             Federal Income Tax Considerations

        54                             Not Applicable

        55                             Not Applicable

        59                             Financial Statements

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE. IT MAY ALSO BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     NYLIAC CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I
                       PROSPECTUS DATED OCTOBER 20, 2000

                                      FOR

                      CORPORATE EXECUTIVE SERIES VARIABLE
                       UNIVERSAL LIFE INSURANCE POLICIES
                                   OFFERED BY
                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                            (A DELAWARE CORPORATION)
                  51 MADISON AVENUE, NEW YORK, NEW YORK 10010

PREMIUM REMITTANCE CENTER:                                   SERVICE OFFICE:
  New York Life Insurance and Annuity Corporation            New York Life Insurance and Annuity Corporation
  P.O. Box 930652                                            NYLIFE Distributors Inc.
  Kansas City, MO 64193-0652                                 Attention: Executive Benefits
  Telephone: (913) 906-4000                                  11400 Tomahawk Creek Parkway, Suite 200
                                                             Leawood, KS 66211
                                                             (913) 906-4000

    This prospectus describes a flexible premium corporate sponsored variable universal life insurance policy which New York Life Insurance and Annuity Corporation ("NYLIAC") issues. We designed the policy to provide insurance protection for group or sponsored arrangements. Group arrangements include those in which a trustee or an employer, for example, purchases policies covering a group of individuals. Sponsored arrangements include those in which an employer allows us to sell policies to its employees or retirees on an individual basis. The policyowner(s) is/are the person(s) and/or entity(ies) who own(s) the policy. The policyowner has all rights of ownership while the insured is alive.

    The policy offers flexible premium payments, a choice of three death benefit options, loan privileges, increases and decreases to the policy's face amount of insurance and a choice of funding options, including a guaranteed interest option and thirty variable investment options. The variable investment options invest in a corresponding portfolio of a mutual fund, as specified below:

MAINSTAY VP SERIES FUND, INC.
--   MainStay VP Capital Appreciation
--   MainStay VP Cash Management
--   MainStay VP Convertible
--   MainStay VP Government
--   MainStay VP High Yield Corporate Bond
--   MainStay VP International Equity
--   MainStay VP Total Return
--   MainStay VP Value
--   MainStay VP Bond
--   MainStay VP Growth Equity
--   MainStay VP Indexed Equity
--   American Century Income & Growth
--   Dreyfus Large Company Value
--   Eagle Asset Management Growth Equity
THE ALGER AMERICAN FUND
--   Alger American Small Capitalization
--   Alger American Leveraged AllCap
CALVERT VARIABLE SERIES, INC.
--   Calvert Social Balanced
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
--   Fidelity VIP Equity-Income
--   Fidelity VIP Growth
--   Fidelity VIP Mid-Cap
--   Fidelity VIP Overseas
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
--   Fidelity VIP II Contrafund(R)
--   Fidelity VIP II Index 500
JANUS ASPEN SERIES
--   Janus Aspen Series Balanced
--   Janus Aspen Series Worldwide Growth
--   Janus Aspen Series Aggressive Growth
MFS(R) VARIABLE INSURANCE TRUST(SM)
--   MFS(R) Growth with Income Series
--   MFS(R) Research Series
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
--   Morgan Stanley UIF Emerging Markets Equity
T. ROWE PRICE EQUITY SERIES, INC.
--   T. Rowe Price Equity Income

    We do not guarantee the investment performance of these investment options, which involve varying degrees of risk.

    The death benefit may, and the cash surrender value of a policy will, vary up or down depending on the performance of the investment options. There is no guaranteed minimum cash surrender value for a policy. However, while a policy is in force, a policy's death benefit will never be less than its face amount, less any policy debt less the undeducted portion of any monthly deduction charges. Although premiums are flexible, the policyowner may have to make additional premium payments to keep the policy in effect. We may terminate the policy if its cash surrender value less any policy debt is too small to pay the policy's monthly charges, unless the Guaranteed Minimum Death Benefit is in effect. (See "Section V: Death Benefit Under Policy -- The Guaranteed Minimum Death Benefit.") We may also terminate the policy if its policy debt exceeds the cash surrender value. In either case, we will give you a limited amount of time to make a sufficient payment and avoid termination.

    The policyowner can borrow against or withdraw money from the policy, within limits. Loans and withdrawals will reduce the policy's death benefit and cash surrender value. The policyowner can also surrender the policy.

    The policyowner may examine the policy for a limited period of time following its delivery, and cancel it for a full refund of the greater of the cash value or premiums paid. Replacing existing insurance with this policy may not be to the policyowner's advantage.

    The policyowner should read this prospectus and keep it for further reference. It contains information that the policyowner should know before investing in the Corporate Executive Series, a NYLIAC corporate sponsored variable universal life insurance policy. This prospectus is valid only when accompanied by the prospectuses of the MainStay VP Series Fund, Inc., The Alger American Fund, the Calvert Variable Series, Inc., the Fidelity Variable Insurance Products Fund, the Fidelity Variable Insurance Products Fund II, the Janus Aspen Series, MFS(R) Variable Insurance Trust(SM), The Universal Institutional Funds, Inc., and the T. Rowe Price Equity Series, Inc., (the "Funds," each individually a "Fund").

    THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE POLICIES INVOLVE RISKS, INCLUDING POTENTIAL LOSS OF PRINCIPAL INVESTED. THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
SECTION I: DEFINITION OF TERMS.........    5
SECTION II: BASIC QUESTIONS AND ANSWERS
  ABOUT US AND OUR POLICY..............    7
   1. What are NYLIAC and New York
       Life?...........................    7
   2. What variable life insurance
       policy are we offering?.........    7
   3. How is the policy available?.....    7
   4. What is the Cash Value of the
       policy?.........................    7
   5. What are the Investment Divisions
       of the Separate Account?........    7
   6. How is the value of an
       Accumulation Unit determined?...    8
   7. What is the Fixed Account?.......    8
   8. Does the policy have a Cash
       Surrender Value?................    8
   9. What is the guaranteed minimum
       death benefit?..................    8
  10. How long will the policy remain
       in force?.......................    9
  11. Is the amount of the death
       benefit guaranteed?.............    9
  12. Is the death benefit subject to
       income taxes?...................    9
  13. What is a modified endowment
       contract?.......................    9
  14. Can the policy become a modified
       endowment contract?.............    9
  15. What are planned premiums?.......   10
  16. What are unplanned premiums?.....   10
  17. What happens when the first
       premium is paid?................   10
  18. When are subsequent premiums put
       into the Fixed Account and the
       Separate Account?...............   10
  19. How are Net Premiums allocated
       among the Allocation
       Alternatives?...................   10
  20. What are the current charges
       associated with the policy?.....   11
  21. Are loans available under the
       policy?.........................   11
  22. Does the policyowner have a right
       to cancel?......................   11
  23. Can the policyowner exchange the
       policy?.........................   12
  24. How is a person's age
       calculated?.....................   12

                                         PAGE
                                         ----
  25. When should coverage be purchased
       under the Supplementary Term
       Rider or the Level Term
       Rider?..........................   12
SECTION III: CHARGES UNDER THE
  POLICY...............................   13
  Deductions from Premiums.............   15
     Current Sales Expense Charge......   15
     Guaranteed Sales Expense Charge...   15
     State Tax Charge..................   15
     Federal Tax Charge................   15
  Deductions from Accumulation Value
     and Fixed Account Value...........   15
     Monthly Contract Charge...........   16
     Cost of Insurance Charge..........   16
  Deductions from the Separate
     Account...........................   16
     Mortality and Expense Risk
       Charge..........................   16
     Other Charges for Federal Income
       Taxes...........................   16
  Fund Charges.........................   17
  How the Policy Works.................   17
SECTION IV: THE SEPARATE ACCOUNT, THE
  FUNDS AND THE FIXED ACCOUNT..........   18
  The Separate Account.................   18
     Your Voting Rights................   18
     Our Rights........................   18
     The Funds and the Portfolios......   19
  MainStay VP Series Fund, Inc.........   19
     The MainStay VP Capital
       Appreciation Portfolio..........   19
     The MainStay VP Cash Management
       Portfolio.......................   19
     The MainStay VP Convertible
       Portfolio.......................   19
     The MainStay VP Government
       Portfolio.......................   19
     The MainStay VP High Yield
       Corporate Bond Portfolio........   19
     The MainStay VP International
       Equity Portfolio................   19
     The MainStay VP Total Return
       Portfolio.......................   19
     The MainStay VP Value Portfolio...   19
     The MainStay VP Bond Portfolio....   19
     The MainStay VP Growth Equity
       Portfolio.......................   19
     The MainStay VP Indexed Equity
       Portfolio.......................   19

                                         PAGE
                                         ----
     The MainStay VP American Century
       Income & Growth Portfolio.......   19
     The MainStay VP Dreyfus Large
       Company Value Portfolio.........   19
     The MainStay VP Eagle Asset
       Management Growth Equity
       Portfolio.......................   20
  The Alger American Fund..............   20
     The Alger American Small
       Capitalization Portfolio........   20
     The Alger American Leveraged All
       Cap Portfolio...................   20
  Calvert Variable Series, Inc.........   20
     The Calvert Social Balanced
       Portfolio.......................   20
  Fidelity Variable Insurance Products
     Fund (VIP) and Fidelity Variable
     Insurance Products Fund II (VIP
     II)...............................   20
     The Fidelity VIP II Contrafund(R)
       Portfolio.......................   20
     The Fidelity VIP Equity-Income
       Portfolio.......................   20
     The Fidelity VIP Growth
       Portfolio.......................   20
     The Fidelity VIP II Index 500
       Portfolio.......................   20
     The Fidelity VIP Mid-Cap
       Portfolio.......................   20
     The Fidelity VIP Overseas
       Portfolio.......................   20
  Janus Aspen Series...................   20
     The Janus Aspen Series Aggressive
       Growth Portfolio................   20
     The Janus Aspen Series Balanced
       Portfolio.......................   20
     The Janus Aspen Series Worldwide
       Growth Portfolio................   20
  MFS Variable Insurance Trust(SM).....   20
     The MFS(R) Growth with Income
       Series Portfolio................   20
     The MFS(R) Research Series
       Portfolio.......................   20
  The Universal Institutional Funds,
     Inc...............................   20
     The Morgan Stanley UIF Emerging
       Markets Equity Portfolio........   20
  T. Rowe Price Equity Series, Inc.....   20
     The T. Rowe Price Equity Income
       Portfolio.......................   20
  The Fixed Account....................   21
     Interest Crediting................   21
  Investment Return....................
  Performance Calculations.............   22
SECTION V: GENERAL PROVISIONS OF THE
  POLICY...............................   23
  When Life Insurance Coverage
     Begins............................   23
  Premiums.............................   23

                                         PAGE
                                         ----
  Payments Returned for Insufficient
     Funds.............................   23
  Termination..........................   23
  Death Benefit Under the Policy.......   24
     The Guaranteed Minimum Death
       Benefit.........................   24
     Selection of Life Insurance
       Benefit Table...................   24
     The Effect of Investment
       Performance on the Death
       Benefit.........................   25
     Face Amount Changes...............   25
     Life Insurance Benefit Option
       Changes.........................   26
  Cash Value and Cash Surrender
     Value.............................   26
     Cash Value........................   26
     Cash Surrender Value..............   26
  Transfers............................   26
  Dollar Cost Averaging................   27
  Automatic Asset Reallocation.........   27
  Third Party Investment Advisory
     Arrangements......................   28
  Partial Withdrawals..................   28
  Loans................................   29
     Loan Account......................   29
     Interest on Value in Loan
       Account.........................   29
     Loan Interest.....................   30
     Repayment.........................   30
  Free Look Provision..................   30
  Exchange Privilege...................   30
SECTION VI: ADDITIONAL INFORMATION.....   32
  Directors and Principal Officers of
     NYLIAC............................   32
  Federal Income Tax Considerations....   33
  Tax Status of NYLIAC and the Separate
     Account...........................   34
     Charges for Taxes.................   34
     Diversification Standards and
       Control Issues..................   34
     Life Insurance Status of Policy...   35
     Modified Endowment Contract
       Status..........................   35
     Surrenders and Partial
       Withdrawals.....................   35
     Loans and Interest Deductions.....   36
     Corporate Alternative Minimum
       Tax.............................   37
     Exchanges or Assignments of
       Policies........................   37
     Other Tax Issues..................   37
     Withholding.......................   37

                                         PAGE
                                         ----
  Reinstatement Option.................   37
  Additional Benefits Available by
     Rider.............................   38
     Supplementary Term Rider..........   38
     Level Term Rider..................   39
     Term Rider vs. Base Policy
       Coverage........................   39
  Payment Options......................   40
     Payees............................   40
     Proceeds at Interest Options
       (Options 1A and 1B).............   40
     Life Income Option (Option 2).....   40
  Beneficiary..........................   41
  Change of Ownership..................   41

                                         PAGE
                                         ----
  Assignment...........................   41
  Limits on Our Rights to Challenge the
     Policy............................   41
  Misstatement of Age or Sex...........   42
  Suicide..............................   42
  When We Pay Proceeds.................   42
  Records and Reports..................   42
  Sales and Other Agreements...........   42
  Legal Proceedings....................   43
  Experts..............................   43
  Financial Statements.................   43

     THE POLICY IS NOT AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS IS NOT CONSIDERED AN OFFERING IN ANY JURISDICTION WHERE THE SALE OF THIS POLICY CANNOT LAWFULLY BE MADE. NYLIAC DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING OTHER THAN AS DESCRIBED IN THIS PROSPECTUS OR IN ANY ATTACHED SUPPLEMENT TO THIS PROSPECTUS OR IN ANY SUPPLEMENTAL SALES MATERIAL NYLIAC PRODUCES AND/OR AUTHORIZES.

     IN CERTAIN JURISDICTIONS, DIFFERENT PROVISIONS MAY APPLY TO THE POLICY. PLEASE REFER TO THE POLICY OR ASK YOUR REGISTERED REPRESENTATIVE FOR DETAILS REGARDING YOUR PARTICULAR POLICY.

                                   SECTION I:

                              DEFINITION OF TERMS

ACCUMULATION UNIT--An accounting unit we use to calculate the value in the Investment Divisions. Net Premiums and transfers that are allocated to the Investment Divisions purchase Accumulation Units in those Investment Divisions.

ACCUMULATION VALUE--The sum of the dollar value of the Accumulation Units in all of the Investment Divisions.

ALLOCATION ALTERNATIVES--The 30 Investment Divisions of the Separate Account and the Fixed Account. Policyowners may invest in a total of 20 Allocation Alternatives at any one time.

BENEFICIARY--The person(s) and/or entity(ies) you name to receive the death benefit after the Insured dies.

BUSINESS DAY--Generally, any day on which NYLIAC is open and the New York Stock Exchange is open for trading. We are closed on national holidays, the day after Thanksgiving and Christmas Eve. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of regular trading on the New York Stock Exchange, if earlier.

CASH SURRENDER VALUE--At any time during the first 4 Policy Years, the Cash Value plus any premiums paid during the Policy Year less the corresponding Net Premiums for that Policy Year. For Policy Years 5 and later, the Cash Value.

CASH VALUE--The sum of (a) the Accumulation Value, (b) the value in the Fixed Account and (c) the value in the Loan Account.

CUMULATIVE PREMIUM AMOUNT--An amount representing the sum of the total planned and unplanned premium payments made under the policy less the total partial withdrawals and partial withdrawal fees taken under the policy. Reductions due to partial withdrawals will never cause this amount to be less than zero.

FACE AMOUNT--The initial face amount shown on page 2 of the policy, plus or minus any changes made to the initial face amount.

FIXED ACCOUNT--The Allocation Alternative that credits interest at fixed rates subject to a minimum guarantee. Funds in the Fixed Account are part of NYLIAC's general account.

FUND--An open-end management investment company.

GENERAL ACCOUNT--An account representing all of NYLIAC's assets, liabilities, capital and surplus, income, gains or losses that are not included in the Separate Account or any other separate account. We allocate any Net Premiums you pay during the free look period to this account.

INSURED--The person whose life the policy insures.

INVESTMENT DIVISIONS--The divisions of the Separate Account that are available as Allocation Alternatives under the policy.

ISSUE DATE--The date we issue the policy, as shown on page 2 of the policy.

LOAN ACCOUNT--The account that holds a portion of Cash Value for the purpose of securing any outstanding loans, including accrued interest. It is part of NYLIAC's General Account.

MONTHLY DEDUCTION DAY--The date as of which we deduct the monthly contract charge, the cost of insurance charge and a rider charge for the cost of any additional riders from the Cash Surrender Value. The first Monthly Deduction Day will be the first monthly anniversary of the Policy Date on or following the Issue Date. However, if on the Issue Date, we have not yet received the Initial Premium payment for the policy, the first Monthly Deduction Day will be the first occurrence of this calendar day that falls on or after the date we receive such payment.

NET PREMIUM--Premium you pay less the sales expense, state tax and federal tax charges.

POLICY DATE--The starting date for determining policy anniversaries, Policy Years and Monthly Deduction Days, as shown on page 2 of the policy.

POLICY DEBT--The amount of any outstanding loans under the policy, including accrued interest.

POLICY YEAR--The twelve-month period starting with the Policy Date, and each twelve-month period thereafter.

PORTFOLIOS--The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

SEPARATE ACCOUNT--NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I, a segregated asset account NYLIAC established to receive and invest premiums paid under the policies as well as premiums paid under certain other policies.

TARGET PREMIUM--an amount used to determine the sales load that is derived from the Face Amount.

WE OR US--NYLIAC

                                  SECTION II:

              BASIC QUESTIONS AND ANSWERS ABOUT US AND OUR POLICY

1. WHAT ARE NYLIAC AND NEW YORK LIFE?

     New York Life Insurance and Annuity Corporation ("NYLIAC") is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident and health insurance and annuities in all states and the District of Columbia. NYLIAC is the issuer of the policies and the depositor of the Separate Account. In addition to the policies described in this prospectus, NYLIAC issues other life insurance policies and annuities. NYLIAC is also the depositor for other NYLIAC separate accounts.

     NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), a mutual insurance company founded in New York in 1845. NYLIAC held assets of $29.669 billion at the end of 1999. New York Life has invested in NYLIAC, and will occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements.

2. WHAT VARIABLE LIFE INSURANCE POLICY ARE WE OFFERING?

     In this prospectus we offer a flexible premium corporate sponsored variable universal life insurance policy. The policy provides a death benefit--the amount payable to the named Beneficiary when the Insured dies, Cash Surrender Value, loan privileges, withdrawal privileges and flexible premiums. It is called "flexible" because the policyowner may select the timing and amount of premiums and adjust the death benefit by increasing or decreasing the Face Amount (subject to certain restrictions). It is called "variable" because the death benefits, policy duration and Cash Surrender Values may go up or down depending on the performance of the Investment Division(s) to which the policyowner allocates his or her Cash Value.

     The policy is a legal contract between the policyowner and NYLIAC. The entire contract consists of the policy, the application and any riders or endorsements to the policy.

3. HOW IS THE POLICY AVAILABLE?

     The policy is available as a non-qualified policy. This means that the policy is not available for use in connection with certain employee retirement plans that qualify for special treatment under the federal tax law. The minimum Face Amount of a policy is $25,000. The policyowner may increase the Face Amount, subject to our underwriting rules in effect at the time of the request. The Insured may not be older than age 85 as of the Policy Date or the date of any increase in Face Amount. Before issuing any policy (or increasing its face amount), the policyowner must give us satisfactory evidence of insurability.

     We may issue the policy based on underwriting rules and procedures, which are based on NYLIAC's eligibility standards. These may include guaranteed issue underwriting. If our procedures for any group or sponsored arrangements call for less than full medical underwriting, insureds in good health may be able to obtain coverage more economically under a policy that requires full medical underwriting.

     We may issue the policy in certain states on a unisex basis. For policies issued on a unisex basis, the policyowner should disregard any reference in this prospectus that makes a distinction based on the gender of the Insured.

4. WHAT IS THE CASH VALUE OF THE POLICY?

     The Cash Value is determined by (1) the amount, frequency and timing of premiums, (2) the investment experience of the Investment Divisions the policyowner selects, (3) the interest we credit to amounts in the Fixed Account and the Loan Account, (4) any partial withdrawals, and (5) any charges we impose on the policy. The policyowner bears the investment risk of any depreciation in value of the assets underlying the Investment Divisions, but he or she may reap the benefit of any appreciation in their value.

5. WHAT ARE THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT?

     After we deduct the sales expense, state tax and federal tax charges from your premium, the policyowner may allocate the remaining amount to 31 Allocation Alternatives. The Allocation Alternatives consist of 30 Investment Divisions and the Fixed Account. The 30 Investment Divisions are listed on the first page of this prospectus.

6. HOW IS THE VALUE OF AN ACCUMULATION UNIT DETERMINED?

     We calculate the value of an Accumulation Unit at the end of each day the New York Stock Exchange ("NYSE") is open for business. We determine the value of an Accumulation Unit by multiplying the value of that unit on the prior day when the NYSE was open by the net investment factor. The net investment factor we use to calculate the value of an Accumulation Unit is equal to:

                                    (a/b)-c

          Where: a = the sum of:

                       (1) the net asset value of a Portfolio share held in the
                           Separate Account for that Investment Division determined at the end of the current day on which we calculate the Accumulation Unit value, plus

                       (2) the per share amount of any dividends paid or capital
                           gain distributions made by the Portfolio for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs since the end of the immediately preceding day on which we calculate an Accumulation Unit value for that Investment Division.

                   b = the net asset value of a Portfolio share held in the
                       Separate Account for that Investment Division determined as of the end of the immediately preceding day on which we calculated an Accumulation Unit value for that Investment Division.

                   c = a factor representing the mortality and expense risk
                       charge. This factor is deducted on a daily basis. For Policy Years one through ten, it is currently equal to an annual rate of .60% of the average daily net asset value of each Investment Division's assets. For Policy Years eleven through twenty, we currently expect to reduce this charge to an annual rate of .20% of the average daily net asset value of each Investment Division's assets. For Policy Years twenty-one and later, we currently expect to reduce this charge to an annual rate of .10% of the average daily net asset value of each Investment Division's assets.

7. WHAT IS THE FIXED ACCOUNT?

     In addition to the Investment Divisions, the policyowner may allocate or transfer amounts to the Fixed Account. We will credit Net Premiums applied to, and any amounts transferred to, the Fixed Account with a fixed interest rate. We will set the interest rate in advance at least annually. This rate will never be less than 3% per year. Interest accrues daily and is credited on each Monthly Deduction Day. All Net Premiums applied to, or amounts transferred to, less amounts withdrawn, transferred from or charged against the Fixed Account receive the interest rate in effect at that time.

8. DOES THE POLICY HAVE A CASH SURRENDER VALUE?

     The policyowner may surrender the policy at any time and receive its Cash Surrender Value less any Policy Debt. We also allow partial withdrawals subject to certain restrictions. See "Section V: General Provisions of the Policy--Cash Value and Cash Surrender Value." The Cash Surrender Value of a policy fluctuates with the investment performance of the Investment Divisions in which the policyowner has allocated Cash Value and the amounts held in the Fixed Account and the Loan Account. It may increase or decrease daily.

     For federal income tax purposes, the policyowner usually is not taxed on increases in the Cash Surrender Value until he or she actually surrenders the policy. However, the policyowner may be taxed on all or a part of the amount distributed for certain surrenders, partial withdrawals and loans. See "Section
V: General Provisions of the Policy--Cash Value and Cash Surrender Value" and "Section VI: Additional Information--Federal Income Tax Considerations."

9. WHAT IS THE GUARANTEED MINIMUM DEATH BENEFIT?

     The Guaranteed Minimum Death Benefit ("GMDB") provides protection from policy lapse if it is in effect. Under the GMDB, if at any time within the first 5 Policy Years the policyowner has made certain minimum required premium payments and the Cash Surrender Value less any Policy Debt is still insufficient to pay the charges deducted on each Monthly Deduction Day, we will deduct as much as is available from the Cash

Surrender Value and include the undeducted portion with the required charges due on the next Monthly Deduction Day.

     During the first 5 Policy Years, the GMDB provides a guaranteed minimum level of death benefit protection which is equal to the policy's Face Amount less: (a) the Policy Debt and (b) the undeducted portion of any charges deducted on a Monthly Deduction Day. In order to maintain the GMDB, on each Monthly Deduction Day, the Cumulative Premium Amount less Policy Debt must equal or exceed the cumulative sum of all the required monthly GMDB premiums from the Policy Date up to that Monthly Deduction Day.

     The GMDB will terminate once the premium requirement is not met. It will not be in effect if the Supplementary Term Rider ("STR") or Level Term Rider ("LTR") is included in the policy at issue. Once the GMDB terminates, it cannot be reinstated. For more information about the STR and LTR, see "Section VI:
Additional Information--Additional Benefits Available By Rider--Supplementary Term Rider, Level Term Rider."

10. HOW LONG WILL THE POLICY REMAIN IN FORCE?

     The policy does not automatically terminate if the policyowner does not pay the planned premiums. Payment of these premiums, however, does not guarantee the policy will remain in force. If the GMDB is not in effect, the policy terminates only when and if the Cash Surrender Value less any Policy Debt is insufficient to pay the charges deducted on each Monthly Deduction Day and the late period expires without sufficient payment.

     If the GMDB is in effect, the policy will remain in force for the first 5 Policy Years regardless of whether the policy's Cash Surrender Value less any Policy Debt is sufficient to cover the policy's charges deducted on a Monthly Deduction Day.

     There will be no more benefits under the policy once it terminates. However, you can apply to reinstate the policy (and the STR or LTR, if you elected it when you first purchased the policy) at any time within five years after termination. If you apply for reinstatement within 31 days after the late period, you do not need to provide us with proof of insurability. Otherwise, you must provide us with acceptable proof of insurability.

11. IS THE AMOUNT OF THE DEATH BENEFIT GUARANTEED?

     As long as the policy remains in force, and we receive satisfactory proof of death, we will pay the death benefit less any Policy Debt. We will reduce the amount we pay by the undeducted portion of any charges deducted on a Monthly Deduction Day.

12. IS THE DEATH BENEFIT SUBJECT TO INCOME TAXES?

     A death benefit paid under the policy may be fully excludable from the gross income of the Beneficiary for federal income tax purposes. See "Section
VI: Additional Information--Federal Income Tax Considerations."

13. WHAT IS A MODIFIED ENDOWMENT CONTRACT?

     A modified endowment contract is a life insurance policy under which the cumulative premiums paid during the first seven policy years are greater than the cumulative premiums payable under a hypothetical policy providing for guaranteed benefits upon the payment of seven level annual premiums. Certain changes to a policy after it is issued can subject it to re-testing for a new seven-year period. If your policy is determined to be a modified endowment contract, any distributions, including collateral assignments, loans and partial withdrawals, are taxable if there is a gain in the policy. In addition, the policyowner may incur a penalty tax if he or she is not yet age 59 1/2 and no other exception is applicable.

14. CAN THE POLICY BECOME A MODIFIED ENDOWMENT CONTRACT?

     The policy may become a modified endowment contract. We currently test a policy when it is issued to determine whether it will be classified as a modified endowment contract. This at-issue test examines the policy for the first seven Policy Years. We base the test on the policy as issued, the first premium received, and on the assumption that there are no increases in premiums or decreases in benefits during the period. We also have procedures to monitor whether a policy may become a modified endowment contract after issue. See "Section VI: Additional Information--Federal Income Tax Considerations--Modified Endowment Contract Status."

15. WHAT ARE PLANNED PREMIUMS?

     The amount and interval of any planned premiums are shown on page two of the policy. The policyowner does not have to pay a planned premium to keep the policy in force if the Cash Surrender Value, less any Policy Debt, is enough to cover the charges made on the Monthly Deduction Day. The policyowner may increase or decrease the amount of any planned premium subject to the limits we set. However, the policyowner may not make a premium payment which would jeopardize the policy's qualification as "life insurance" under Section 7702 of the Internal Revenue Code. The policyowner may also change the frequency of premiums subject to our minimum premium rules. Planned premiums end on the policy anniversary on which the Insured is age 100.

16. WHAT ARE UNPLANNED PREMIUMS?

     While the Insured is living, the policyowner may make unplanned premium payments at any time before the policy anniversary on which the Insured is age
100. However, the policyowner may not make a premium payment which would jeopardize the policy's qualification as "life insurance" under Section 7702 of the Internal Revenue Code. If an unplanned premium would result in an increase in the death benefit greater than the increase in the Cash Surrender Value, we reserve the right to require proof of insurability before accepting that payment and applying it to the policy. We also reserve the right to limit the number and amount of any unplanned premiums. See "Section V: General Provisions of the Policy--Premiums."

17. WHAT HAPPENS WHEN THE FIRST PREMIUM IS PAID?

     We will allocate the first premium (and any other premiums received on or before the last day of the free look period) to our General Account. We will deduct sales expense, state tax and federal tax charges from premiums received. Deductions made on the Issue Date will be calculated as of the latter of the Policy Date or the date the premium is received. We will also deduct the monthly contract charges, cost of insurance charges and cost for any riders as of the first Monthly Deduction Day and as of each subsequent Monthly Deduction Day. The first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the Issue Date. If the Policy Date is prior to the Issue Date, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day. The Net Premium less the monthly charges will remain in the General Account through the last day of the free look period. We will credit amounts in the General Account with interest beginning on the later of the Policy Date or the date we receive such amounts and ending on the last day of the free look period. We set the rate of interest using a fixed interest rate, which we declare periodically. We will allocate Net Premiums less the charges deducted on a Monthly Deduction Day plus interest to the Investment Divisions and/or to the Fixed Account in accordance with the policyowner's instructions when the free look period ends.

18. WHEN ARE SUBSEQUENT PREMIUMS PUT INTO THE FIXED ACCOUNT AND THE SEPARATE ACCOUNT?

     On the Business Day that we receive a subsequent premium, we will apply the Net Premium to the Separate Account and to the Fixed Account in accordance with the policyowner's allocation election. We apply Net Premiums at the next determined Accumulation Unit value.

19. HOW ARE NET PREMIUMS ALLOCATED AMONG THE ALLOCATION ALTERNATIVES?

     The policyowner may allocate Net Premiums to the Fixed Account and any of the 30 Investment Divisions. The policyowner may also raise or lower the percentages of the Net Premium (which must be in whole number percentages) allocated to each Allocation Alternative at any time. The policyowner may invest in a total of 20 Allocation Alternatives at any one time.

20. WHAT ARE THE CURRENT CHARGES ASSOCIATED WITH THE POLICY?

     We deduct three charges from each premium, whether planned or unplanned. We make deductions of 2% and 1.25% for state tax and federal tax charges, respectively. We also deduct a sales expense charge, to partially cover sales expenses, as follows:

          (1) During each of the first seven Policy Years, we currently deduct a sales expense charge of 8% from any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we currently deduct a sales expense charge of 1% from any additional premiums paid in that Policy Year. (2) During Policy Years eight through ten, we currently expect to deduct a sales expense charge of 3% from any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we currently do not expect to deduct a sales expense charge from any additional premiums paid in that Policy Year. (3) Beginning in the eleventh Policy Year, we currently do not expect to deduct a sales expense charge from any premiums paid up to the Target Premium for a given Policy Year, nor do we currently expect to deduct any charge from any premiums paid in excess of the Target Premium.

     The Target Premium, as shown on page two of the policy, is determined from the Face Amount of the policy. Any change to the policy which results in a change to the Face Amount, will change the Target Premium.

     In addition, on each Monthly Deduction Day, we make the following deductions:

          (a) a monthly contract charge currently equal to $7.50 ($90.00 annually);

          (b) a monthly cost of insurance charge; and

          (c) if applicable, the monthly cost for any riders attached to the policy.

     For certain underwritten policies, we may also make a deduction for any temporary flat extras as set forth on page 2 of the policy. A temporary flat extra is a charge per $1,000 of Face Amount made against the Cash Value for the amount of time specified on the policy data page. It is designed to cover the risk of substandard mortality experience, which is not permanent in nature.

     The Monthly Deduction Day is shown on page two of the policy. The first Monthly Deduction Day is the first monthly anniversary of the Policy Date on or following the Issue Date. All monthly deductions are made from each of the Investment Divisions and the Fixed Account in proportion to the amount of the policy's Cash Value in each.

     Also, we deduct a mortality and expense risk charge on a daily basis against the assets of each Investment Division. For Policy Years one through ten, we currently charge an annual rate of .60% of the average daily net asset value of each Investment Division's assets. For Policy Years eleven through twenty, we currently expect to reduce this charge to an annual rate of .20% of the average daily net asset value of each Investment Division's assets. For Policy Years twenty-one and later, we currently expect to reduce this charge to an annual rate of .10% of the average daily net asset value of each Investment Division's assets. At our option, we may change the mortality and expense risk charge, subject to a maximum annual rate of .90%.

     Currently, we are not making any charges for income taxes against the Separate Account. We reserve the right to make charges in the future for federal income taxes attributable to it.

     Partial withdrawals are subject to a $25 charge.

     See "Section III: Charges Under the Policies" and "Section VI: Additional Information--Federal Income Tax Considerations."

21. ARE LOANS AVAILABLE UNDER THE POLICY?

     Using the policy as sole security, the policyowner may make a request to borrow any amount up to the loan value of the policy. The loan value on any given date is equal to (i) 90% of the Cash Value, less (ii) any Policy Debt.

22. DOES THE POLICYOWNER HAVE A RIGHT TO CANCEL?

     The policyowner has the right to cancel the policy at any time during the free look period and receive a refund. The free look period begins on the date the policy is delivered to the policyowner and the policyowner signs for it and ends 20 days later (or such period as may be required by state law in some cases). If this policy is returned, the policy will be void from the start and a refund will be made. The amount we refund will equal the greater of
(i) the policy's Cash Value as of the date the policy is returned or (ii) the premiums paid, less Policy Debt, withdrawals, and applicable fees. The policyowner can return the policy to our Service Office or to the registered representative who sold the policy. See "Section V: General Provisions of the Policy--Free Look Provision."

23. CAN THE POLICYOWNER EXCHANGE THE POLICY?

     The policyowner has the right during the first 24 months following the Issue Date to exchange the policy for a permanent plan of life insurance that we offer for this purpose. See "Section V: General Provisions of the Policy--Exchange Privilege."

24. HOW IS A PERSON'S AGE CALCULATED?

     When we refer to a person's age in this prospectus on a Policy Anniversary, we mean the Insured's age on the birthday nearest that date. At any other time, age means the age on the birthday that is nearest to the date of the most recent Policy Anniversary.

25. WHEN SHOULD COVERAGE BE PURCHASED UNDER THE SUPPLEMENTARY TERM RIDER OR THE LEVEL TERM RIDER?

     There are a number of important cost and policy differences depending on whether you purchase death benefit coverage under the base policy only or as a combination of: (i) base and STR; or (ii) base and LTR. Depending on your premium funding levels and your priorities, it may be advantageous to maximize coverage under one of these riders because certain charges may be lower. For a more detailed discussion, see "Section VI: Additional Information--Additional Benefits Available By Rider."

                                  SECTION III:

                            CHARGES UNDER THE POLICY

SUMMARY OF FEES AND CHARGES

DEDUCTIONS FROM PREMIUMS

                   CHARGE                                               AMOUNT DEDUCTED
Sales Expense Charge                                              Current                     Guaranteed Maximums
  Policy Years 1 through 7
    (up to Target Premium)                                          8%                                10%
    (premiums in excess of Target Premium)                          1%                                3%
  Policy Years 7 through 10
    (up to Target Premium)                                          3%                                5%
    (premiums in excess of Target Premium)                          0%                                3%
  Policy Years 11+
    (up to Target Premium)                                          0%                                5%
    (premiums in excess of Target Premium)                          0%                                3%
State Tax Charge                                            2% of each premium                (subject to
                                                                                              increase consistent
                                                                                              with changes in
                                                                                              applicable law)
Federal Tax Charge                                         1.25% of each premium              (subject to
                                                                                              increase consistent
                                                                                              with changes in
                                                                                              applicable law)

DEDUCTIONS FROM ACCUMULATION VALUE
AND FIXED ACCOUNT VALUE (MONTHLY DEDUCTIONS)

                   CHARGE                                               AMOUNT DEDUCTED
Monthly Contract Charge                                           Current                     Guaranteed Maximums
                                                                   $7.50                             $9.00
                                                             ($90.00 annually)                ($108.00 annually)
Cost of Insurance Charge                       Individualized, depending upon age, gender, policy duration,
  - Base Policy Coverage                       smoker class and underwriting class of the Insured, and whether
  - Supplementary Term Rider (optional)        any optional riders were selected.
  - Level Term Rider (optional)

DEDUCTIONS FROM THE SEPARATE ACCOUNT

                   CHARGE
                   ------                                               AMOUNT DEDUCTED
                                                                     (as annual percentage
                                                            of the average Daily Accumulation Value)
Mortality and Expense Risk Charge                                 Current                     Guaranteed Maximums
  Policy Years 1 through 10                                        .60%                              .90%
  Policy Years 11 through 20                                       .20%                              .90%
  Policy Years 21 and later                                        .10%                              .90%

     As shown above, we deduct certain charges to compensate for us providing the insurance benefits under the policy, for the STR and LTR, for administering the policy, for assuming certain risks and for incurring certain expenses in distributing the Policy.

PORTFOLIO FEES AND EXPENSES

     The following chart reflects fees and charges that are provided by the Funds or their agents, which are based on 1999 expenses and may reflect estimated charges:

                                                                                            MAINSTAY VP
                                  MAINSTAY VP    MAINSTAY VP                                HIGH YIELD     MAINSTAY VP
                                    CAPITAL         CASH       MAINSTAY VP    MAINSTAY VP    CORPORATE    INTERNATIONAL
                                  APPRECIATION   MANAGEMENT    CONVERTIBLE    GOVERNMENT       BOND          EQUITY
                                  ------------   -----------   -----------    -----------   -----------   -------------
FUND ANNUAL EXPENSES AFTER
 REIMBURSEMENT (as a % of
 average net assets for the
 fiscal year ended
 December 31, 1999)(a)
Advisory Fees...................     0.36%          0.25%         0.36%          0.30%         0.30%          0.60%
Administration Fees.............     0.20%          0.20%         0.20%          0.20%         0.20%          0.20%
Other Expenses..................     0.06%          0.06%         0.15%          0.09%         0.07%          0.27%
Total Fund Annual Expenses......     0.62%          0.51%         0.71%          0.59%         0.57%          1.07%


                                  MAINSTAY VP
                                     TOTAL      MAINSTAY VP   MAINSTAY VP
                                    RETURN         VALUE         BOND
                                  -----------   -----------   -----------
FUND ANNUAL EXPENSES AFTER
 REIMBURSEMENT (as a % of
 average net assets for the
 fiscal year ended
 December 31, 1999)(a)
Advisory Fees...................     0.32%         0.36%         0.25%
Administration Fees.............     0.20%         0.20%         0.20%
Other Expenses..................     0.06%         0.07%         0.05%
Total Fund Annual Expenses......     0.58%         0.63%         0.50%

                                                           ALGER         ALGER
                             MAINSTAY VP   MAINSTAY VP   AMERICAN       AMERICAN      CALVERT                      FIDELITY VIP
                               GROWTH        INDEXED     LEVERAGED       SMALL         SOCIAL    FIDELITY VIP II     EQUITY-
                               EQUITY        EQUITY       ALLCAP     CAPITALIZATION   BALANCED     CONTRAFUND         INCOME
                             -----------   -----------   ---------   --------------   --------   ---------------   ------------
FUND ANNUAL EXPENSES AFTER
 REIMBURSEMENT (as a % of
 average net assets for the
 fiscal year ended December
 31, 1999)(a)
Advisory Fees...............    0.25%         0.10%        0.85%         0.85%         0.43%          0.58%           0.48%
Administration Fees.........    0.20%         0.20%        0.00%         0.00%         0.27%          0.00%           0.00%
Other Expenses..............    0.04%         0.06%        0.08%(c)      0.05%         0.18%(d)       0.09%           0.09%
Total Fund Annual
 Expenses...................    0.49%         0.36%        0.93%         0.90%         0.88%(d)       0.67%(e)        0.57%(e)


                              FIDELITY VIP   FIDELITY VIP II   FIDELITY VIP   FIDELITY VIP
                                 GROWTH         INDEX 500        MID CAP        OVERSEAS
                              ------------   ---------------   ------------   ------------
FUND ANNUAL EXPENSES AFTER
 REIMBURSEMENT (as a % of
 average net assets for the
 fiscal year ended December
 31, 1999)(a)
Advisory Fees...............     0.58%            0.24%           0.57%          0.73%
Administration Fees.........     0.00%            0.00%           0.00%          0.00%
Other Expenses..............     0.08%            0.10%           0.43%(f)       0.18%
Total Fund Annual
 Expenses...................     0.66%(e)         0.34%(e)        1.00%(e)       0.91%(e)

                                                              JANUS ASPEN
                               JANUS ASPEN      JANUS ASPEN     SERIES                                    MORGAN STANLEY
                                 SERIES           SERIES       WORLDWIDE    MFS(R) GROWTH     MFS(R)       UIF EMERGING
                            AGGRESSIVE GROWTH    BALANCED       GROWTH       WITH INCOME     RESEARCH        MARKETS
                            -----------------   -----------   -----------   -------------    --------     --------------
FUND ANNUAL EXPENSES AFTER
 REIMBURSEMENT (as a % of
 average net assets for the
 fiscal year ended December
 31, 1999)(a)
Advisory Fees..............       0.65%            0.65%         0.65%          0.75%          0.75%          0.42%
Administration Fees........       0.00%            0.00%         0.00%          0.00%          0.00%          0.25%
Other Expenses.............       0.02%            0.02%         0.05%          0.13%          0.11%          1.12%
Total Fund Annual
 Expenses..................       0.67%(g)         0.67%(g)      0.70%(g)       0.88%(h)       0.86%(h)       1.79%(i)

                             MAINSTAY VP   MAINSTAY VP   MAINSTAY VP
                              AMERICAN       DREYFUS     EAGLE ASSET
                               CENTURY        LARGE      MANAGEMENT      T. ROWE
                              INCOME &       COMPANY       GROWTH      PRICE EQUITY
                               GROWTH         VALUE        EQUITY         INCOME
                             -----------   -----------   -----------   ------------
FUND ANNUAL EXPENSES AFTER
 REIMBURSEMENT (as a % of
 average net assets for the
 fiscal year ended December
 31, 1999)(a)
Advisory Fees..............     0.50%         0.60%         0.50%         0.85%(j)
Administration Fees........     0.20%         0.20%         0.20%
Other Expenses.............     0.15%(b)      0.15%(b)      0.15%(b)
Total Fund Annual
 Expenses..................     0.85%         0.95%         0.85%         0.85%

---------------
(a) The Fund or its agents provided the fees and charges which are based on 1999 expenses and may reflect estimated charges, except for Janus. We have not verified the accuracy of the information provided by the agents.
(b) "Other Expenses" and "Total Fund Annual Expenses" for the MainStay VP American Century Income & Growth, MainStay VP Dreyfus Large Company Value and MainStay VP Eagle Asset Management Growth Equity Portfolios reflect an expense reimbursement agreement that ended December 31, 1999 limiting "Other Expenses" to 0.15% annually. In the absence of the expense reimbursement arrangement, the "Total Fund Annual Expenses" would have been 0.92%, 1.00% and 0.87% for the MainStay VP American Century Income & Growth, MainStay VP Dreyfus Large Company Value and MainStay VP Eagle Asset Management Growth Equity Portfolios, respectively.
(c) Included in "Other Expenses" of the Alger American Leveraged AllCap Portfolio is .01% of interest expense.
(d) "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly would be 0.86%.for Social Balanced Portfolio. Total expenses have been restated to reflect expenses expected to be incurred in 2000.
(e) Through arrangements with certain funds or FMR on behalf of certain funds' custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Including these reductions, total operating expenses presented in the table would have been 0.65% for the Fidelity VIP II Contrafund(R) Portfolio, 0.56% for the Fidelity VIP Equity-Income Portfolio, 0.65% for the Fidelity VIP Growth Portfolio, 0.28% for the Fidelity VIP II Index 500 Portfolio, 0.97% for the Fidelity VIP Mid Cap Portfolio and 0.87% for the Fidelity VIP Overseas Portfolio.
(f) Effective December 29, 1995, FMR has voluntarily agreed to reimburse the Initial Class of the Fidelity VIP Mid Cap Portfolio to the extent that
    Total Fund Annual Expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.00%. This arrangement can be discontinued by FMR at any time. If this arrangement had not been in effect, Other Expenses would have been 2.77% and Total Fund Annual Expenses would have been 3.34%.
(g) Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for Aggressive Growth, Worldwide Growth and Balanced portfolios. All expenses are shown without the effect of expense offset arrangements.
(h) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower for certain series and would equal 0.85% for Research Series and 0.87% for Growth with Income Series.
(i) Morgan Stanley Asset Management has voluntarily agreed to waive its "Advisory Fees" and/or reimburse the Portfolio, if necessary, to the extent that the "Total Fund Annual Expenses" of the Portfolio exceeds 1.75% of average daily net assets. For purposes of determining the amount of the voluntary advisory fee waiver and/or reimbursement, if any, the portfolio's annual operating expenses include certain investment related expenses such as foreign country tax expense and interest expense on amounts borrowed which were 0.04% of the average daily net assets for 1999. The fee waivers and reimbursements described above may be terminated by Morgan Stanley
    Asset Management at any time without notice. Absent such reductions, it is estimated that "Advisory Fees", "Administration Fees" and "Total Fund
    Annual Expense" would have been 1.25%, 0.25% and 2.62% respectively.
(j) The "Advisory Fees" include the ordinary operating expenses of the Fund.

DEDUCTIONS FROM PREMIUMS

     When we receive a premium, whether planned or unplanned, we will deduct a sales expense charge, a state tax charge and a federal tax charge.

     CURRENT SALES EXPENSE CHARGE

     The sales expense charge is deducted as follows: (1) During each of the first seven Policy Years, we currently deduct a sales expense charge of 8% from any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we currently deduct a sales expense charge of 1% from any additional premiums paid in that Policy Year. (2) During Policy Years eight through ten, we currently expect to deduct a sales expense charge of 3% from any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we currently do not expect to deduct a sales expense charge from any additional premiums paid in that Policy Year. (3) Beginning in the eleventh Policy Year, we currently do not expect to deduct a sales expense charge from any premiums paid up to the Target Premium for a given Policy Year, nor do we currently expect to deduct any charge from any premiums paid in excess of the Target Premium.

     GUARANTEED SALES EXPENSE CHARGE

     We may change the sales expense charge at any time. During each of the first seven Policy Years, we guarantee that any sales expense charge we deduct will never exceed 10% of any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we will never deduct a sales expense charge of more than 3% from any additional premiums in that Policy Year. Beginning in the eighth Policy Year, we guarantee that any sales expense charge we deduct will never exceed 5% of any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we will never deduct a sales expense charge of more than 3% from any additional premiums paid in that Policy Year.

     We reserve the right to increase this charge in the future, but it will never exceed the maximums as stated above. The amount of the sales expense charge in a Policy Year is not necessarily related to our actual sales expenses for that particular year. To the extent that the sales expense charge does not cover sales expenses, they will be recovered from NYLIAC surplus, including any amounts derived from the mortality and expense risk charge and the cost of insurance charge.

     STATE TAX CHARGE

     Various states and jurisdictions impose a tax on premiums received by insurance companies. State tax rates vary from state to state and currently range from 0.5% to 3.5%. We deduct 2% of each premium to cover state taxes. Two percent represents the approximate average of the taxes assessed by the states, and will be assessed uniformly to all policies. We reserve the right to increase this charge consistent with changes in applicable law. In Oregon, this charge is referred to as a "State Tax Charge Back," and the rate may not be changed for the life of the policy.

     FEDERAL TAX CHARGE

     NYLIAC's federal tax obligations will increase based upon premiums received under the policies. We deduct 1.25% of each premium to cover this federal tax charge. We reserve the right to change this charge consistent with changes in applicable law.

DEDUCTIONS FROM ACCUMULATION VALUE AND FIXED ACCOUNT VALUE

     On each Monthly Deduction Day, we deduct a monthly contract charge and a cost of insurance charge (which may include a charge for the cost of any additional riders, if selected by the policyowner). The first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the Issue Date. If the Policy Date is prior to the Issue Date, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day. We deduct these charges from the policy's Cash Value in each Investment Division and the Fixed Account in proportion to the policy's Cash Value in each.

     MONTHLY CONTRACT CHARGE

     The monthly charge, currently equal to $7.50 ($90.00 annually), compensates us for costs incurred in providing certain administrative services including premium collection, record-keeping, processing claims and communicating with Policyowners. This charge is not designed to produce a profit. If the cost of providing these administrative services increases, we reserve the right to increase this charge, subject to a maximum of $9.00 monthly ($108.00 annually).

     COST OF INSURANCE CHARGE

     A charge for the cost of insurance is deducted on each Monthly Deduction Day. Maximum cost of insurance rates are set forth on page 2.2 of your policy. The current rates are based on the gender, smoker class, policy duration, underwriting class and issue age of the Insured. We may change the current cost of insurance rates based on changes in future expectations of such factors as mortality, investment income, expenses, and persistency. The cost of insurance charge for any month will equal:

                                   a*(b - c)

     Where: a = the applicable cost of insurance rate b = the number of thousands of death benefit as of the Monthly
                   Deduction Day divided by 1.0032737
               c = the number of thousands of Cash Surrender Value as of the
                   Monthly Deduction Day (before this cost of insurance charge, but after the monthly contract charge and any charges for riders are deducted).

     For insureds rated sub-standard risks, an additional charge may be assessed as part of the cost of insurance charge. Any additional flat extra charges (which might apply to certain insureds based on our underwriting) and charges for optional benefits added by rider will also be deducted on each Monthly Deduction Day.

     The monthly cost of insurance for any additional riders will also be deducted, on each Monthly Deduction Day.

DEDUCTIONS FROM THE SEPARATE ACCOUNT

     MORTALITY AND EXPENSE RISK CHARGE

     We charge the Investment Divisions for the mortality and expense risks we assume. We deduct the mortality and expense risk charge on a daily basis. For Policy Years one through ten, we currently charge an annual rate of .60% of the average daily net asset value of each Investment Division's assets. For Policy Years eleven through twenty, we currently expect to reduce this charge to an annual rate of .20% of the average daily net asset value of each Investment Division's assets. For Policy Years twenty-one and later, we currently expect to reduce this charge to an annual rate of .10% of the average daily net asset value of each Investment Division's assets. At our option, we may change the mortality and expense risk charge, subject to a maximum annual rate of .90%.

     The mortality risk we assume is that the group of lives insured under our policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that our costs of issuing and administering policies may be more than we estimated.

     If these charges are insufficient to cover actual costs and assumed risks, the loss will be deducted from the NYLIAC surplus. Conversely, if the charge proves more than sufficient, any excess will be added to the NYLIAC surplus. We may use these funds for any corporate purpose, including expenses relating to the sale of the policies, to the extent that surrender charges do not adequately cover sales expenses.

     OTHER CHARGES FOR FEDERAL INCOME TAXES

     We reserve the right to make a charge for Separate Account federal income tax liabilities, should the law change to require the taxation of separate accounts. See "Section VI: Additional Information--Federal Income Tax Considerations."

FUND CHARGES

     Each Investment Division of the Separate Account purchases shares of the corresponding Portfolio at net asset value. The net asset value reflects the investment advisory fees, administration fees and other expenses that are deducted from the assets of the Portfolios. The Portfolios do not impose a sales charge. The advisory fees and other expenses are not fixed or specified under the terms of the policy, and they may vary from year to year. These fees and expenses are described in the Funds' prospectuses.

HOW THE POLICY WORKS

     This example is based on the charges applicable to a policy during the first Policy Year, issued on a medically underwritten, non-smoking Insured male, issue age 45, with an initial Face Amount of $350,000, with a Target Premium of $18,407, who has selected Life Insurance Benefit Option 1 and the guideline premium test, assuming current charges and a 6% hypothetical gross annual investment return, which results in a net annual investment return of 4.57% for Policy Years 1-10, 4.99% for Policy Years 11-20 and 5.09% for Policy Years 21 and later :

Premium Paid.........................................................  $   7,500
less:    Below Target Premium Sales Expense Charge...................     600.00
         Above Target Premium Sales Expense Charge...................       0.00
         State Tax Charge (2%).......................................     150.00
         Federal Tax Charge (1.25%)..................................      93.75
                                                                       ---------
equals:  Net Premium.................................................  $6,656.25
less:    Monthly contract charge
         (7.50 per month)............................................      90.00
less:    Charges for cost of insurance
         (varies monthly)............................................     484.75
plus:    Net investment performance
         (varies daily)..............................................     290.03
                                                                       ---------
equals:  Cash Value..................................................  $6,371.53
  If in Policy Years 1 -- 4
  Plus: Premium paid in that Policy Year.............................   7,500.00
  Less corresponding Net Premium.....................................   6,656.25
                                                                       ---------
  Equals: Cash Surrender Value.......................................  $7,215.28

                                  SECTION IV:

             THE SEPARATE ACCOUNT, THE FUNDS AND THE FIXED ACCOUNT

THE SEPARATE ACCOUNT

     The Separate Account was established under the laws of Delaware as of May 24, 1996, pursuant to resolutions of the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940 (the "1940 Act"), but such registration does not mean that the SEC supervises the management, or the investment practices or policies, of the Separate Account.

     Although the assets of the Separate Account belong to NYLIAC, they are held separately from the other assets of NYLIAC. The Separate Account's assets are not chargeable with liabilities incurred in any of NYLIAC's other business operations (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of that Account). The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to, or are charged against, the assets of the Separate Account, without regard to the income, capital gains or capital losses arising out of any other business NYLIAC may conduct. NYLIAC may accumulate in the Separate Account the charge for mortality and expense risks, monthly charges assessed against the policy and investment results applicable to those assets that are in excess of net assets supporting the policies.

     The Separate Account currently has 30 Investment Divisions, each of which invests solely in a corresponding Portfolio of the relevant Fund. We may, subject to any required regulatory approvals, add or delete Investment Divisions at our discretion.

     YOUR VOTING RIGHTS

     Because we own the assets of the Separate Account, we are the legal owner of the shares and, as such, have the right to vote on certain matters. Among other things, we may vote:

     - to elect the Boards of Directors/Trustees of the Funds;

     - to ratify the selection of independent auditors for the Funds; and

     - on any other matters described in the Funds' current prospectuses or requiring a vote by shareholders under the 1940 Act.

     The Funds are not required to and typically do not hold annual shareholder meetings. Whenever a shareholder vote is taken, we will give policyowners the opportunity to instruct us how to vote the number of shares attributable to their policies. If we do not receive instructions in time from all policyowners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions.

     The policyowner holds a voting interest in each Investment Division to which Cash Value is allocated. The number of votes which are available to a policyowner will be calculated separately for each Investment Division and will be determined by dividing the Accumulation Value attributable to an Investment Division by the net asset value per share of the applicable Portfolios.

     OUR RIGHTS

     We reserve the right to take certain actions in connection with the operation of the Separate Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the SEC). If necessary, we will seek policyowner approval.

     Specifically, we reserve the right to:

     - substitute, add or remove any Investment Division;

     - create new separate accounts;

     - combine the Separate Account with one or more other separate accounts;

     - operate the Separate Account as a management investment company or in any other form permitted by law;

     - deregister the Separate Account;

     - manage the Separate Account under the direction of a committee or discharge such committee at any time;

     - transfer the assets of the Separate Account to one or more other separate accounts; and

     - restrict or eliminate any of the voting rights of policyowners or other persons who have voting rights as to the Separate Account.

     THE FUNDS AND THE PORTFOLIOS

     The Separate Account currently invests in 30 Portfolios of nine Funds. The Portfolios of each Fund, along with their investment objectives, are listed in the following table. The Funds' prospectuses contain more information about each Portfolio, including its portfolio manager.

     The assets of each Portfolio are separate from the others and each Portfolio has different investment objectives and policies. As a result, each Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. Portfolios described in this prospectus are different from portfolios available directly to the general public. Investment results may differ.

                FUND                                PORTFOLIOS                        INVESTMENT OBJECTIVES
                ----                                ----------                        ---------------------
MainStay VP Series Fund, Inc.          MainStay VP Capital Appreciation       long-term growth of capital
                                       MainStay VP Cash Management            as high a level of current income as
                                                                                is considered consistent with the
                                                                                preservation of capital and
                                                                                liquidity
                                       MainStay VP Convertible                capital appreciation together with
                                                                                current income
                                       MainStay VP Government                 high level of current income,
                                                                                consistent with safety of principal
                                       MainStay VP High Yield Corporate Bond  maximum current income
                                       MainStay VP International Equity       long-term growth of capital and, as a
                                                                                secondary objective, current income
                                       MainStay VP Total Return               current income consistent with
                                                                                reasonable opportunity for future
                                                                                growth of capital and income
                                       MainStay VP Value                      maximum long-term total return from a
                                                                                combination of capital growth and
                                                                                income
                                       MainStay VP Bond                       highest income over the long term
                                                                                consistent with preservation of
                                                                                principal
                                       MainStay VP Growth Equity              long-term growth of capital, with
                                                                                income as a secondary consideration
                                       MainStay VP Indexed Equity             to provide investment results that
                                                                                correspond to the total return
                                                                                performance (and reflect
                                                                                reinvestment of dividends) of
                                                                                publicly traded common stocks
                                                                                represented by the S&P 500(R) Index
                                       American Century Income & Growth       dividend growth, current income and
                                                                                capital appreciation
                                       Dreyfus Large Company Value            capital appreciation

                FUND                                PORTFOLIOS                        INVESTMENT OBJECTIVES
                ----                                ----------                        ---------------------
MainStay VP Series Fund, Inc.          Eagle Asset Management Growth Equity   growth through long-term capital
                                                                                appreciation
The Alger American Fund                Alger American Small Capitalization    long-term capital appreciation
                                       Alger American Leveraged AllCap        long-term capital appreciation
Calvert Variable Series, Inc           Calvert Social Balanced                competitive total return
Fidelity Variable Insurance Products   Fidelity VIP Equity-Income             reasonable current income and
  Fund                                                                          long-term capital appreciation
                                       Fidelity VIP Growth                    capital appreciation
                                       Fidelity VIP Mid-Cap                   long-term growth of capital
                                       Fidelity VIP Overseas                  long-term growth of capital
Fidelity Variable Insurance Products   Fidelity VIP II Contrafund(R)          long-term capital appreciation
  Fund II
                                       Fidelity VIP II Index 500              investment results that correspond to
                                                                                the total return of common stocks
                                                                                as represented by the S&P 500 Index
Janus Aspen Series                     Janus Aspen Series Balanced            long-term capital growth, consistent
                                                                                with preservation of capital and
                                                                                balanced by current income
                                       Janus Aspen Series Worldwide Growth    long-term growth of capital in a
                                                                                manner consistent with the
                                                                                preservation of capital
                                       Janus Aspen Series Aggressive Growth   long-term growth of capital
MFS(R) Variable Insurance Trust(SM)    MFS(R) Growth with Income Series       reasonable current income and
                                                                                long-term growth of capital and
                                                                                income
                                       MFS(R) Research Series                 long-term growth of capital and
                                                                                future income
The Universal Institutional Funds,     Morgan Stanley UIF Emerging Markets    long-term capital appreciation
  Inc.                                 Equity
T. Rowe Price Equity Series, Inc.      T. Rowe Price Equity Income            substantial dividend income and also
                                                                                long-term capital appreciation

     The S&P 500(R) is an unmanaged index considered representative of the U.S. stock market. The MainStay VP Indexed Equity Portfolio and the Fidelity VIP II Index 500 Portfolio are neither sponsored by nor affiliated with the S&P 500(R). Standard & Poor's(R), S&P 500(R), "S&P(R)"; "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Monitor Capital Advisors LLC and Fidelity Management and Research Company. S&P does not sponsor, endorse, sell or promote the MainStay VP Indexed Equity Portfolio or the Fidelity VIP II Index 500 Portfolio or represent the advisability of investing in the Portfolios.

                            ------------------------

     Additional information concerning the Funds, investment objectives and policies of the Portfolios, the risks associated with such objectives and policies, investment advisory services and charges can be found in the current prospectuses for the Funds, each of which is attached to this prospectus. The prospectuses of the Funds should be read carefully before any decision is made concerning the allocation of premiums to an Investment Division.

     The Funds' shares may also be available to certain separate accounts funding variable annuity contracts offered by NYLIAC. This is called "mixed funding." Except for the MainStay VP Series Fund, shares of all other Funds may also be available to separate accounts of insurance companies unaffiliated with NYLIAC. This is called "shared funding." Although we do not anticipate any inherent difficulties arising from mixed and shared funding, it is theoretically possible that, due to differences in tax treatment or other considerations, the interests of owners of various contracts participating in a certain Fund might at some time be in conflict. The Board of Directors/Trustees of each Fund, each Fund's investment adviser(s) and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. For more information about the risks of mixed and shared funding, please refer to the relevant Fund prospectus.

     We provide certain services to policyowners in connection with investment of premiums in the Investment Divisions, which, in turn, invest in the Portfolios. These services include, among others, providing information about the Portfolios. We receive a service fee from the investment advisers or other service providers of some of the Funds in return for providing services of this type. Currently, we receive service fees at annual rates ranging from .10% to
 .21% of the aggregate net asset value of the shares of some of the Portfolios held by the Investment Divisions.

     NYLIAC retains the right, subject to any applicable law, to make additions to, deletions from, or substitutions for, the Portfolio shares held by any Investment Division. NYLIAC reserves the right to eliminate the shares of any of the Portfolios and to substitute shares of another portfolio of the Funds, or of another registered open-end management investment company. We may do this if the shares of the Portfolios are no longer available for investment or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Separate Account. To the extent required by the law, substitutions of shares attributable to a policyowner's interest in an Investment Division will not be made until the policyowner has been notified of the change.

THE FIXED ACCOUNT

     We credit amounts in the Fixed Account with interest at fixed rates subject to a minimum guarantee. Funds in the Fixed Account are part of NYLIAC's general account. NYLIAC has sole discretion to invest the assets of the Fixed Account subject to applicable law. The Fixed Account is not registered under the federal securities laws as an investment company and interests in the Fixed Account are not registered under the federal securities laws. Accordingly, neither the Fixed Account nor any interests in the Fixed Account are subject to the provisions of these statutes. NYLIAC has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account. These disclosures regarding the Fixed Account may, however, be subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     INTEREST CREDITING

     Any amounts in the Fixed Account are credited with interest using a fixed interest rate, which we will declare periodically. We will set this rate in advance at least annually. This rate will never be less than 3% per year. Currently, we expect that this rate will be determined from a base interest rate (x%) which may be less than 3% per year as shown below.

     POLICY YEAR        FIXED INTEREST RATE
1 - 10                  greater of x%       or       3%
11 - 20                 greater of x% +.40% or       3%
20 +                    greater of x% +.50% or       3%

     Interest accrues daily and is credited on each Monthly Deduction Day. All Net Premiums applied to, and amounts transferred to, less amounts withdrawn, transferred from or charged against the Fixed Account receive the rate in effect at that time.

INVESTMENT RETURN

     The investment return of a Policy is based on:

     - the Accumulation Units held in each Investment Division for that policy;

     - the investment experience of each Investment Division as measured by its actual net rate of return;

     - the interest rate credited on amounts held in the Fixed Account; and

     - the interest rate credited on amounts held in the Loan Account, if any.

     The investment experience of an Investment Division reflects increases or decreases in the net asset value of the shares of the underlying Portfolio, any dividend or capital gains distributions declared by the Funds, and the policy's mortality and expense risk charge. These performance figures do not reflect any other policy charges, and, if they did, the returns shown would be reduced.

PERFORMANCE CALCULATIONS

     From time to time, we may advertise the performance of the Investment Divisions. These performance figures do not include contract charges such as the policy service fee, sales expense charge, tax charges, cost of insurance, and rider charges.

     Performance data for the Investment Divisions may be compared, in advertisements, sales literature and reports to shareholders, to: (i) the investment returns on various mutual funds, stocks, bonds, certificates of deposit, tax free bonds or common stock and bond indexes; and (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications or persons who rank such investment companies on overall performance or other criteria.

     Reports and promotional literature may also contain the ratings New York Life and NYLIAC have received from independent rating agencies. New York Life and NYLIAC are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies:
A.M. Best and Moody's (for financial stability and strength) and Standard and Poor's and Duff & Phelps (for claims paying ability). However, neither New York Life nor NYLIAC guarantees the investment performance of the Investment Divisions.

     We may also advertise a hypothetical illustration of policy values, including all contract charges.

                                   SECTION V:

                        GENERAL PROVISIONS OF THE POLICY

     This section of the prospectus describes the general provisions of the policy, and is subject to the terms of the policy. You may review a copy of the policy upon request.

WHEN LIFE INSURANCE COVERAGE BEGINS

     Insurance coverage under the policy will begin on the later of the date the policy is approved by our underwriters or the date we receive the first premium payment. However, in no event will coverage begin prior to the Policy Date.

PREMIUMS

     While the policy is in force, the policyowner may make premium payments at any time while the Insured is living and before the policy anniversary on which the Insured is age 100. Subject to certain restrictions, the policyowner may make premium payments at any interval and by any method we make available. Premiums must be sent to our Premium Remittance Center or to the address indicated for payment on the premium notice. The policyowner selects a premium schedule in the application and this amount, along with the amount of the first premium, is set forth on page two of the policy. The policyowner may elect not to make a planned premium payment at any time.

     The policyowner may also make other premium payments that are not planned. If an unplanned premium payment would result in an increase in the death benefit greater than the increase in the Cash Surrender Value, we reserve the right to require proof of insurability before accepting that payment and applying it to the policy. We also reserve the right to limit the number and amount of any unplanned premiums.

     There is no penalty if a planned premium is not paid, since premiums, other than the first premium, are not specifically required. Paying planned premiums, however, does not guarantee coverage for any period of time, unless the GMDB is in effect as described later in this section under Death Benefit Under the Policy -- The Guaranteed Minimum Death Benefit. Instead, the duration of the policy depends upon the policy's Cash Surrender Value, less any Policy Debt.

     No premium, planned or unplanned, may be an amount that would jeopardize the policy's qualification as life insurance under Section 7702 of the Internal Revenue Code.

PAYMENTS RETURNED FOR INSUFFICIENT FUNDS

     If your premium payment is returned for insufficient funds, we reserve the right to reverse the investment options chosen and charge you a $20.00 fee for each returned payment. In addition, the Fund may also redeem shares to cover any losses it incurs as a result of a returned payment. If payment by check is returned for insufficient funds for two consecutive periods, the privilege to pay by check or electronically will be suspended until you notify us to reinstate it and we agree.

TERMINATION

     If, on a Monthly Deduction Day, the Cash Surrender Value less any Policy Debt is less than the amount of the charges to be deducted for the next policy month and the GMDB is not in effect, the policy will go into default status. The policy will continue for a late period of 62 days commencing with the current Monthly Deduction Day. If we do not receive a premium sufficient to take the policy out of default status before the end of the late period, the policy will lapse and terminate and there will be no Cash Value or death benefit.

     We will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee on our records, at least 31 days before the end of the late period. During the late period, the policy remains in force. If the Insured dies during the late period, we will pay the death benefit. However, these proceeds will be reduced by the amount of any Policy Debt and the amount of the charges to be deducted on each Monthly Deduction Day from the beginning of the late period through the policy month in which the Insured dies.

     The GMDB may provide protection from policy lapse and termination under certain circumstances. See discussion later in this section under Death Benefit Under the Policy--The Guaranteed Minimum Death

Benefit. A policyowner also can apply to reinstate the policy, under certain circumstances. See "Section VI: Additional Information--Reinstatement Option."

DEATH BENEFIT UNDER THE POLICY

     The death benefit is the amount payable to the named Beneficiary when the Insured dies. Upon receiving due proof of death at our Service Office, we will pay the Beneficiary the death benefit determined as of the date the Insured dies, less any Policy Debt and charges incurred and not yet deducted. All or part of the death benefit can be paid in cash or applied under one or more of our payment options described under "Section VI: Additional Information--Payment Options."

     The amount of the death benefit is determined by the Life Insurance Benefit Option the policyowner has chosen. The policyowner may choose one of three Life Insurance Benefit Options:

     (1) Life Insurance Benefit Option 1 provides a death benefit equal to the greater of (i) the Face Amount of the policy or (ii) a percentage of the Cash Surrender Value equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended.

     (2) Life Insurance Benefit Option 2 provides a death benefit equal to the greater of (i) the Face Amount of the policy plus the Cash Value or (ii) a percentage of the Cash Surrender Value equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended.

     (3) Life Insurance Benefit Option 3 provides a death benefit equal to the greater of (i) the Face Amount of the policy plus the Cumulative Premium Amount or (ii) a percentage of the Cash Surrender Value equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended.

     The value of any additional benefits provided by rider is added to the amount of the death benefit. We pay interest on the death benefit from the date of death to the date the death benefit is paid or a payment option becomes effective. The interest rate equals the rate determined under the Interest Payment Option as described in "Section VI: Additional Information--Payment Options." We subtract any Policy Debt and any charges incurred but not yet deducted, and then credit the interest on the balance.

     Beginning on the policy anniversary on which the Insured is age 100, the Face Amount, as shown on page 2 of the policy, will no longer apply. Instead, the death benefit under the policy will equal the Cash Value. We will reduce the amount of the death benefit proceeds by any Policy Debt. Also, no further monthly deductions will be made for cost of insurance.

     THE GUARANTEED MINIMUM DEATH BENEFIT

     During the first 5 Policy Years, the GMDB provides a guaranteed minimum level of death benefit protection which is equal to the policy's Face Amount, less the undeducted portion of any monthly deduction charges. If on any Monthly Deduction Day, the premium requirement is met and the policy's Cash Surrender Value less any Policy Debt is not enough to cover the required monthly deduction charges, we will deduct as much as is available from the Cash Surrender Value and include the undeducted portion with the required charges due on the next Monthly Deduction Day.

     This benefit will remain in effect during the first 5 Policy Years if the premium requirement is met. If the STR or LTR is included in the policy at issue, this benefit will not be in effect.

     On each Monthly Deduction Day, the Cumulative Premium Amount less Policy Debt must equal or exceed the cumulative sum of all the required monthly GMDB Premiums from the Policy Date up to and including that Monthly Deduction Day. Once the premium requirement is not met, this benefit will end and cannot be reinstated.

     The required monthly GMDB premium is disclosed on page 2 of the policy, but may change as a result of a change to the policy.

     SELECTION OF LIFE INSURANCE BENEFIT TABLE

     Under any of the Life Insurance Benefit Options, the death benefit cannot be less than the policy's Cash Surrender Value times a percentage determined from the appropriate Internal Revenue Code Section 7702 table. The policyowner may choose either the "Corridor" table or the "CVAT" table, before the policy is issued. The death benefit will vary depending on which table is selected. If the policyowner does not choose a table, the Corridor table will be used. Once the policy is issued, the policyowner may not change to a different table. You can find the table that contains the percentages in the Policy Data pages.

     Under Internal Revenue Code Section 7702, a policy may be treated as life insurance for federal tax purposes if at all times it meets either (1) a "guideline premium" test and a "cash value corridor" test or (2) a "cash value accumulation" test. The Corridor table is designed to meet the cash value corridor test while the CVAT table is designed to meet the cash value accumulation test. A policy using the Corridor table must also satisfy the "guideline premium" test of Code Section 7702, which test limits the amount of premiums that may be paid into the policy.

     Also, because the percentages used for a corridor test under the guideline premium test are lower than under the cash value accumulation test, a guideline premium/cash value corridor policy must attain a higher level of Cash Value before the relevant Internal Revenue Code table will result in an automatic death benefit increase. Any such automatic increase in death benefit can result in additional cost of insurance charges. Therefore, a cash value accumulation test policy is more likely to incur such additional charges.

     THE EFFECT OF INVESTMENT PERFORMANCE ON THE DEATH BENEFIT

     Positive investment experience in the Investment Divisions may result in a death benefit that will be greater than the Face Amount, but negative investment experience will never result in a death benefit that will be less than the Face Amount, so long as the policy remains in force.

     Example 1: The following example shows how the death benefit varies as a result of investment performance on a policy, assuming that Life Insurance Benefit Option 1 and the Corridor Table have been selected, and that the Insured is a male non-smoker, and assuming that the age at death is 45:

                                                              POLICY A   POLICY B
                                                              --------   --------
(1) Face Amount.............................................  $100,000   $100,000
(2) Cash Value on Date of Death.............................  $ 50,000   $ 40,000
(3) Percentage on Date of Death from Corridor Table.........      215%       215%
(4) Cash Value multiplied by Percentage from Corridor
  Table.....................................................  $107,500   $ 86,000
(5) Death Benefit = Greater of (1) and (4)..................  $107,500   $100,000

     Example 2: The following example shows how the death benefit varies as a result of investment performance on a policy, assuming that Life Insurance Benefit Option 1 and the CVAT Table have been selected and that the Insured is a male non-smoker, and assuming that the age at death is 45:

                                                              POLICY A   POLICY B
                                                              --------   --------
(1) Face Amount.............................................  $100,000   $100,000
(2) Cash Value on Date of Death.............................  $ 50,000   $ 30,000
(3) Percentage on Date of Death from CVAT Table.............      307%       307%
(4) Cash Value multiplied by Percentage from CVAT Table.....  $153,500   $ 92,100
(5) Death Benefit = Greater of (1) and (4)..................  $153,500   $100,000

     FACE AMOUNT CHANGES

     The policyowner can apply in writing to increase the Face Amount of the policy. In addition, on or after the first policy anniversary, the policyowner can apply in writing to decrease the Face Amount of the policy. The policyowner can change the Face Amount while the Insured is living, but only if the policy will continue to qualify as life insurance under Internal Revenue Code Section 7702 after the change is made. An increase or decrease in Face amount will cause a corresponding change in the required GMDB premium and the Target Premium.

     The amount of an increase in Face Amount is subject to our maximum retention limits. We require evidence of insurability that is satisfactory to us for an increase. If this evidence results in a change of underwriting class, we will issue a new policy for the amount of the increase. We reserve the right to limit increases. Any increase will take effect on the Monthly Deduction Day on or after the Business Day we approve the policyowner's request for the increase. An increase in Face Amount may increase the cost of insurance charge. The minimum amount allowed for an increase in Face Amount is $1,000.

     The policyowner may also request decreases in coverage. A decrease in Face Amount is effective on the Monthly Deduction Day on or after the Business Day we receive the policyowner's signed request for the decrease in a form acceptable to us at our Service Office. The decrease will first be applied to reduce the most recent increase in Face Amount. It will then be applied to reduce other increases in the Face Amount and then to the initial Face Amount in the reverse order in which they took place. Decreases are subject to the minimum Face Amount of $25,000. The minimum amount allowed for a decrease in Face Amount is $1,000.

     LIFE INSURANCE BENEFIT OPTION CHANGES

     On or after the first Policy Anniversary, the policyowner can change the Life Insurance Benefit Option. However, option changes to Option 3 will not be allowed at any time. We reserve the right to limit the number of changes in the Life Insurance Benefit Option. Any change will take effect on the Monthly Deduction Day on or after the date we approve the policyowner's signed request. The Face Amount of the policy after a change in option will be an amount that results in the death benefit after the change being equal to the death benefit before the change. For example, if the policyowner changes from Option 1 to Option 2, the Face Amount of the policy will be decreased by the Cash Value. If the policyowner changes from Option 2 to Option 1, the Face Amount of the policy will be increased by the Cash Value. We reserve the right to limit changes in the Life Insurance Benefit Option that would cause the Face Amount to fall below our minimum amount requirements.

CASH VALUE AND CASH SURRENDER VALUE

     CASH VALUE

     After the free look period, the Cash Value of the policy is the sum of the Accumulation Value in the Separate Account, the value in the Fixed Account and the value in the Loan Account.

     CASH SURRENDER VALUE

     The policy may be surrendered for its Cash Surrender Value, less any Policy Debt, at any time before the Insured dies. Unless a later effective date is selected, the surrender is effective on the Business Day we receive a signed surrender request in proper form at our Service Office. All insurance will end on the date we receive your request for a full surrender at our office. At any time during the first 4 Policy Years, the Cash Surrender Value is the Cash Value plus any premiums paid during the Policy Year less the corresponding Net Premiums for that Policy Year. For Policy Years 5 and later, the Cash Surrender Value is the Cash Value.

TRANSFERS

     All or part of the Cash Value may be transferred among Investment Divisions or from an Investment Division to the Fixed Account. Transfers may also be made from the Fixed Account to the Investment Divisions in certain situations. If, after the transfer, the value of the remaining Accumulation Units in an Investment Division or the value in the Fixed Account would be less than $500, we have the right to include that amount as part of the transfer.

     The minimum amount that can be transferred from one Investment Division to another Investment Division or to the Fixed Account, is the lesser of (i) $500 or (ii) the value of the Accumulation Units in the Investment Division from which the transfer is being made, unless we agree otherwise. If, after the transfer, the value of the remaining Accumulation Units in an Investment Division or the value in the Fixed Account would be less than $500, we have the right to include that amount in the transfer. There is no charge for the first twelve transfers in any one Policy Year. NYLIAC reserves the right to charge $30 for each transfer in excess of twelve per year. This charge will be applied on a pro-rata basis to the Allocation Alternatives to which the transfer is being made.

     In each Policy Year, the policyowner may make one transfer from the Fixed Account to the Investment Divisions, subject to the following three conditions:

          1. Maximum Transfer. An amount not greater than 10% of the value in the Fixed Account at the beginning of the Policy Year may be transferred during that Policy Year. During the retirement year ((i) the Policy Year following the Insured's 65th birthday; (ii) the date you indicate in the application; or (iii) another date if we approve) only, the 10% maximum transfer limitation does not apply.

          2. Minimum Transfer. The minimum amount that may be transferred is $500, unless we agree otherwise.

          3. Minimum Remaining Value. The value remaining in the Fixed Account after the transfer must be at least $500. If the remaining value would be less than $500, we have the right to include that amount as part of the transfer.

     Transfer requests must be made in writing on a form we have approved. Transfers to or from Investment Divisions will be made based on the Accumulation Unit values on the Business Day on which NYLIAC receives the transfer request.

DOLLAR COST AVERAGING

     Dollar Cost Averaging is a systematic method of investing which allows you to purchase shares of the Investment Divisions at regular intervals in fixed dollar amounts so that the cost of your shares is averaged over time and over various market cycles. The main objective of Dollar Cost Averaging is to achieve an average cost per share that is lower than the average price per share in a fluctuating market. Because you transfer the same dollar amount to a given Investment Division on each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you may achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Dollar Cost Averaging does not assure growth or protect against a loss in declining markets.

     If you decide to use the Dollar Cost Averaging feature, we will ask you to specify:

     - the dollar amount you want to have transferred (minimum transfer $100);

     - the Investment Division you want to transfer money from;

     - the Investment Division(s) and/or Fixed Account you want to transfer money to;

     - the date on which you want the transfers to be made, within limits; and

     - how often you would like the transfers made, either monthly, quarterly, semi-annually or annually.

     You are not allowed to make Dollar Cost Averaging transfers from the Fixed Account, but you can make Dollar Cost Averaging transfers into the Fixed Account. We do not count Dollar Cost Averaging transfers against any limitations we may impose on the number of free transfers.

     We will make all Dollar Cost Averaging transfers on the date you specify, or on the next business day. You may specify any day of the month with the exception of the 29th, 30th or 31st of a month. We will not process a Dollar Cost Averaging transfer unless we have received a written request at the Service Office at the address listed on the cover page of this prospectus (or any other address we indicate to you in writing). We must receive this request at least one week before the date Dollar Cost Averaging transfers are scheduled to begin.

     The minimum Cash Value required to elect this option is $2,500. We will automatically suspend this feature if the Cash Value is less than $2,000 on a transfer date. Once the Cash Value equals or exceeds this amount, the Dollar Cost Averaging transfers will automatically resume as scheduled.

     You may cancel the Dollar Cost Averaging option at any time by written request. You may not elect Dollar Cost Averaging if you have chosen Automatic Asset Reallocation. However, you have the option of alternating between these two policy features.

     This option is available to you at no additional cost.

AUTOMATIC ASSET REALLOCATION

     If you choose the Automatic Asset Reallocation feature, we will automatically reallocate your assets among the Investment Divisions in order to maintain a pre-determined percentage invested in the Investment Division(s) you have selected. For example, you could specify that 50% of the amount you have in the Separate Account be allocated to a particular Investment Division and the other 50% be allocated to another Investment Division. Over time, the variations in each of these Investment Division's investment results would cause this balance to shift. If you elect the Automatic Asset Reallocation feature, we will automatically reallocate the amounts you have in the Separate Account among the various Investment Divisions so that they are invested in the percentages you specify.

     You can choose to schedule the investment reallocations quarterly, semi-annually or annually, but not on a monthly basis. The minimum Cash Value you must have allocated to the Separate Account in order to elect this option is $2,500. We will automatically suspend this feature if the Cash Value is less than $2,000 on a reallocation date. Once the Cash Value equals or exceeds this amount, Automatic Asset Reallocation will automatically resume as scheduled. There is no minimum amount which you must allocate among the Investment Divisions under this feature. We do not count Automatic Asset Reallocation transfers against any limitations we may impose on the number of free transfers.

     You can cancel the Automatic Asset Reallocation feature at any time by written request. You cannot elect Automatic Asset Reallocation if you have chosen Dollar Cost Averaging. However, you have the option of alternating between these two policy features.

     This option is available to you at no additional cost.

THIRD PARTY INVESTMENT ADVISORY ARRANGEMENTS

     In some cases, the policy may be sold to policyowners who independently utilize the services of a third party advisor offering asset allocation and/or market timing services. NYLIAC may honor transfer and withdrawal instructions from such asset allocation and market timing services if it has received authorization to do so from the policyowner participating in the service. We do not endorse, approve or recommend such services in any way and you should be aware that fees paid for such services are separate from and in addition to fees paid under the policy.

     Because the amounts associated with some of these transactions may be unusually large, the investment advisers may have difficulty processing the transactions. In addition, execution of such transactions may possibly adversely affect the Accumulation Values of policyowners who are not utilizing asset allocation or market timing services. Accordingly, NYLIAC reserves the right to not accept transfer instructions which are submitted by asset allocation and/or market timing services on behalf of policyowners. We will exercise this right only in accordance with uniform procedures that we may establish from time to time and that will not unfairly discriminate against similarly situated policyowners.

PARTIAL WITHDRAWALS

     The policyowner can make a partial withdrawal of the policy's Cash Value, at any time while the Insured is living. The minimum partial withdrawal is $500, provided that the Cash Value less the amount of any Policy Debt that would remain after the withdrawal is at least $500. There will be a processing charge of $25 applied to any partial withdrawal. The partial withdrawal and any associated processing fee will be made from the Fixed Account and the Investment Divisions in proportion to the amount in each, or only from the Investment Divisions in an amount or ratio that you tell us. When you take a partial withdrawal, the Cash Value, the Cash Surrender Value and the Cumulative Premium Amount will be reduced by the surrender proceeds. To withdraw funds from the policy, we must receive the policyowner's signed request in a form acceptable to us at our Service Office.

     We reserve the right to require a full surrender if a partial withdrawal would cause the (i) policy Face Amount to drop below our minimum amount ($25,000); and/or (ii) Cash Value less any Policy Debt to drop below $500.

     For policies where Life Insurance Benefit Option 1 is in effect, a partial withdrawal may reduce the Face Amount. The Face Amount will be reduced by the greater of (a) or (b), where:

          (a) is zero, and

          (b) is the partial withdrawal less the greater of

             (i) zero, or

             (ii) the Cash Surrender Value immediately prior to the partial withdrawal less the result of the Face Amount immediately prior to the partial withdrawal divided by the applicable percentage, as shown on the appropriate table under Section 7702 of the Internal Revenue Code, for the Insured's age at time of withdrawal.

     For policies where Life Insurance Benefit Option 2 is in effect, a partial withdrawal will not affect the Face Amount.

     For policies where Life Insurance Benefit Option 3 is in effect, a partial withdrawal will first reduce the Cumulative Premium Amount and may reduce the Face Amount. The Face Amount will be reduced by the greater of (a) or (b), where:

          (a) is zero, and

          (b) is the excess, if any, of the partial withdrawal over the Cumulative Premium Amount immediately prior to the partial withdrawal less the greater of

             (i) zero, or

             (ii) the Cash Surrender Value immediately prior to the partial withdrawal less the result of the Face Amount immediately prior to the partial withdrawal divided by the applicable percentage, as shown on the appropriate table under Section 7702 of the Internal Revenue Code, for the Insured's age at time of withdrawal.

     Proceeds from a surrender benefit or partial withdrawal will be paid in one sum. The amount of proceeds will be determined as of the date we receive the policyowner's signed request in a form acceptable to us at our Service Office.

LOANS

     Using the policy as sole security, the policyowner may make a request to borrow up to the loan value of the policy. The loan value on any given date is equal to (i) 90% of the Cash Value, less (ii) any Policy Debt.

     LOAN ACCOUNT

     The Loan Account secures any Policy Debt, and is part of our General Account. When a loan is requested, an amount is transferred to the Loan Account from the Investment Divisions and the Fixed Account (on a pro-rata basis unless the policyowner requests otherwise) equal to: (1) the requested loan amount; plus (2) any Policy Debt; plus (3) the interest, to the next policy anniversary, on the requested loan amount and on any Policy Debt; minus (4) the amount in the Loan Account. The effective date of the loan is the Business Day we make payment.

     The value in the Loan Account will never be less than (a+b) - c, where:

     a = the amount in the Loan Account on the prior policy anniversary;

     b = the amount of any loan taken since the prior policy anniversary; and

     c = any loan amount repaid since the prior policy anniversary.

     On each Policy Anniversary, if the outstanding loan plus interest to the next Policy Anniversary exceeds the loan amount, the excess will be transferred from the Investment Divisions and the Fixed Account to the Loan Account.

     On each policy anniversary, if the amount in the Loan Account exceeds the amount of any outstanding loans plus interest to the next policy anniversary, the excess will be transferred from the Loan Account to the Investment Divisions and to the Fixed Account. We reserve the right to do this on a monthly basis. Amounts transferred will first be transferred to the Fixed Account up to an amount equal to the total amounts transferred from the Fixed Account to the Loan Account. Any additional amounts transferred will be allocated according to the policyowner's premium allocation in effect at the time of transfer unless the policyowner tells us otherwise.

     INTEREST ON VALUE IN LOAN ACCOUNT

     The amount held in the Loan Account earns interest at a rate we determine. Such rate will never be lower than 2% less than the effective annual loan interest rate and in no event will it be less than 3%. Interest accrues daily and is credited on each Monthly Deduction Day. Currently, the amount in the Loan Account is credited with interest at a rate that is 1% less than the effective annual loan interest rate during the first 10 Policy Years, and we currently expect to credit 0.5% less than the effective annual loan interest rate in subsequent Policy Years. These rates are not guaranteed and we can change them at any time, subject to the above mentioned minimums.

     LOAN INTEREST

     Unless we set a lower rate for any period, the effective annual loan interest rate is 6%, payable in arrears. Loan interest accrues each day and is compounded annually. Loan interest not paid as of the policy anniversary becomes part of the loan. An amount may need to be transferred to the Loan Account to cover this increased loan amount.

     On the date of death, the date the policy ends, the date of a loan repayment or on any other date we specify, we will make any adjustment in the loan that is required to reflect any interest paid for any period beyond that date.

     If we have set a rate lower than 6% per year, any subsequent increase in the interest rate will be subject to the following conditions:

     (1) The effective date of any increase in the interest rate for loans will not be earlier than one year after the effective date of the establishment of the previous rate.

     (2) The amount by which the interest rate can be increased will not exceed one percent per year, but the interest will in no event ever exceed 6%.

     (3) We will give notice of the interest rate in effect when a loan is made and when sending notice of loan interest due.

     (4) If a loan is outstanding 40 days or more before the effective date of an increase in the interest rate, we will notify the policyowner of that increase at least 30 days prior to the effective date of the increase.

     (5) We will give notice of any increase in the interest rate when a loan is made during the 40 days before the effective date of the increase.

     REPAYMENT

     All or part of an unpaid loan can be repaid before the Insured's death or before the policy is surrendered. When a loan repayment is made, we will transfer immediately the excess amount in the Loan Account resulting from the loan repayment in accordance with the procedures set forth under "Loan Account" above. We will also transfer excess amounts in the Loan Account resulting from interest accrued in accordance with those procedures. Payments received by New York Life will be applied as directed by the policyowner.

     If a loan is outstanding when the death benefit or surrender proceeds become payable, we will deduct the amount of any Policy Debt, from these proceeds. In addition, if the Policy Debt exceeds the Cash Surrender Value of the policy, we will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee on our records. All insurance will end 31 days after the date on which we mail that notice to the policyowner if the excess of the Policy Debt over the Cash Surrender Value is not paid within that 31 days. See, however, "Section VI: Additional Information--Reinstatement Option."

FREE LOOK PROVISION

     The policy contains a provision that permits cancellation by returning it to our Service Office, or to the registered representative through whom it was purchased, at any time during the free look period. The free look period begins on the date the policy is delivered to the policyowner and the policyowner signs for it and ends 20 days later. Unless otherwise required by state law, the policyowner will then receive from us the greater of the policy's Cash Value as of the date the policy is returned or the premiums paid, less loans and withdrawals.

EXCHANGE PRIVILEGE

     At any time within 24 months of the Issue Date, the policyowner can exchange the policy for a policy on a permanent plan of life insurance on the Insured which we offer for this purpose. NYLIAC will not require evidence of insurability. Upon an exchange of a policy, all riders and benefits will end unless we agree otherwise or unless required under state law. The replacement policy will have the same Policy Date, issue age, risk classification and initial Face Amount as the original policy, but will not offer variable investment options such as the Investment Divisions.

     In order to exchange the policy, we will require: (a) that the policy be in effect on the date of exchange; (b) repayment of any Policy Debt; and (c) an adjustment, if any, for differences in premiums and cash values under the old policy and the new policy. On the Business Day we receive a written request for an exchange, the Accumulation Value of the policy will be transferred into the Fixed Account, where it will remain until these requirements are met. The date of exchange will be the later of: (a) the Business Day the policyowner sends us the policy along with a signed request; or (b) the Business Day we receive the policy at our Service Office, or such other location that we indicate to the policyowner in writing and the necessary payment for the exchange, if any.

                                  SECTION VI:

                             ADDITIONAL INFORMATION

DIRECTORS AND PRINCIPAL OFFICERS OF NYLIAC*

DIRECTORS:                POSITIONS DURING LAST FIVE YEARS:

Seymour Sternberg.........Chairman of the Board, Chief Executive Officer and
                          President of New York Life from April 1997 to date; President and Chief Operating Officer of New York Life from October 1995 to April 1997; Vice Chairman and President Elect from February 1995 to October 1995; Executive Vice President prior thereto. President of NYLIAC from November 1995 to May 1997.

Frederick J. Sievert......Vice Chairman of New York Life from January 1997 to date; Executive Vice President from February 1995 to January 1997; Senior Vice President and Chief Financial Officer--Individual Operations prior thereto. President of NYLIAC from May 1997 to date; Executive Vice President from November 1995 to May 1997; Senior Vice President prior thereto.

Gary G. Benanav...........Vice Chairman of New York Life from November 1999 to date, Executive Vice President from 1997 to November 1999. Chairman and Chief Executive Officer of New York Life international from December 1997 to date. Executive Vice President and Chairman of Taiwan Branch of NYLIAC from May 1998 to date. President of Aeris Ventures, LLC from January to December, 1997. Prior thereto, Executive Vice President of Aetna Life and Casualty Company.

Richard M. Kernan, Jr.....Executive Vice President and Chief Investment Officer
                          of New York Life from March 1991 to date.

George G. Trapp...........Executive Vice President of New York Life from June
                          1995 to date and Corporate Secretary of New York Life from November 1995 to date; Senior Vice President of New York Life from 1991 until June 1995. Member of the Executive Management Committee of New York Life since 1994.

Phillip J. Hildebrand.....Executive Vice President of New York Life from March
                          1999 to date; Senior Vice President in charge of the Agency Department of New York Life from 1996 to March 1999. Executive Vice President of NYLIAC from June 1999 to date; prior thereto, Senior Vice President from January 1997. Managing Partner of Dallas General Office of New York Life from 1994 to 1996.

Howard I. Atkins..........Executive Vice President and Chief Financial Officer
                          of New York Life and NYLIAC from April 1996 to date; Chief Financial Officer of Midlantic Corporation prior thereto.

Robert D. Rock............Senior Vice President in charge of the Individual
                          Annuity Department of New York Life from March 1992 to date; Vice President prior thereto. Senior Vice President of NYLIAC from April 1992 to date.

Frank M. Boccio...........Senior Vice President in charge of Individual Policy
                          Services Department of New York Life since July 1995; Vice President of New York Life from 1994 to 1995.

Michael G. Gallo..........Senior Vice President in charge of the Individual Life
                          Department of New York Life from July 1995 to date; Senior Vice President--Northeastern Agencies from February 1994 to July 1995; Vice President prior thereto. Senior Vice President of NYLIAC from August 1995 to date.

Solomon Goldfinger........Senior Vice President, Chief Financial Officer and
                          Chief of Staff--Life and Annuity in charge of the Financial Management Department of New York Life from July 1995 to date; Senior Vice President in charge of the Individual Life Department prior thereto. Senior Vice President of NYLIAC from April 1992 to date.

OFFICERS:

Gary E. Wendlandt.........Executive Vice President in charge of the Asset
                          Management business of New York Life from May 1999 to date. Executive Vice President of NYLIAC from March 2000 to date. Executive Vice President and Chief Investment Officer of MassMutual Life Insurance Company, June 1992 to April 1999.

Jay S. Calhoun, III.......Senior Vice President and Treasurer of New York Life
                          from March 1997 to date; Vice President and Treasurer from November 1992 to March 1997; Corporate Vice President prior thereto. Senior Vice President and Treasurer of NYLIAC from May 1997 to date; Vice President and Treasurer of NYLIAC from January 1993 to May 1997.

Patrick G. Colloton.......Senior Vice President of New York Life from January
                          1998 to date; Vice President from April 1996 to January 1998. Senior Vice President of NYLIAC from June 1999 to date; prior thereto, Vice President from November 1996. Senior Vice President, Individual Strategic Business Unit, Business Men's Assurance Company, prior thereto.

Frank J. Ollari...........Senior Vice President in charge of the Real Estate
                          Department of New York Life from October 1989 to date. Senior Vice President of NYLIAC from April 1992 to date.

Richard C. Schwartz.......Senior Vice President of New York Life from March 1998 to date. Senior Vice President of NYLIAC from March 2000 to date. Vice President of New York Life from 1993.

Stephen N. Steinig........Senior Vice President and Chief Actuary of New York
                          Life from February 1994 to date; Chief Actuary and Controller prior thereto. Senior Vice President and Chief Actuary of NYLIAC from May 1991 to date.

David F. Boyle............Vice President of New York Life from October 1999 to date. Vice President of NYLIAC from November 1999 to date. Vice President, Large Corporate Markets, MassMutual Life Insurance Company prior thereto.

John A. Cullen............Vice President and Deputy Controller of New York Life
                          from November 1999 to date; Vice President prior thereto. Vice President and Controller of NYLIAC from December 1999 to date; Vice President and Assistant Controller prior thereto.

Joel M. Steinberg.........Vice President and Actuary of New York Life from March
                          1998 to date; Corporate Vice President and Actuary from March 1996 to March 1998. Actuary prior to March 1996. Vice President and Actuary of NYLIAC from December 1999 to date.
* Principal business address is 51 Madison Avenue, New York, New York 10010.

FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is general in nature. It is not an exhaustive discussion of all tax questions that might arise under the policies and is not intended as tax advice. No attempt is made to consider any applicable state or other tax laws and no representation is made as to the likelihood of continuation of current federal income tax laws and treasury regulations or of current interpretations of the Internal Revenue Service. Future legislation, regulations or interpretations could adversely affect the tax treatment of life insurance policies. Lastly, there are many areas of the tax law where minimal guidance exists in the form of treasury regulations or revenue rulings.

     While we reserve the right to make changes in the policy to assure that it continues to qualify as life insurance for tax purposes, we cannot make any guarantee regarding the future tax treatment of any policy. For complete information on the tax treatment of the policies, the tax treatment under the laws of your state, or the impact of proposed or future changes in tax legislation, regulations or interpretations, the policyowner should consult with a tax advisor.

     The ultimate effect of federal income taxes on values under the policy and on the economic benefit to the policyowner or Beneficiary depends upon NYLIAC's tax status, upon the terms of the policy and upon the tax status of the individual concerned.

     TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

     NYLIAC is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. The Separate Account is not a separate taxable entity from NYLIAC and its operations are taken into account by NYLIAC in determining its income tax liability. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining Cash Values and are automatically applied to increase the book reserves associated with the policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account are taxed to NYLIAC to the extent those items are applied to increase reserves associated with the policies.

                               CHARGES FOR TAXES

     We impose a federal tax charge equal to 1.25% of premiums received under the policy to compensate NYLIAC for the federal income tax liability it incurs under Internal Revenue Code Section 848 by reason of its receipt of premiums under the policy. We may increase the federal tax charge if the federal government increases this tax liability. NYLIAC believes that this charge is reasonable in relation to the increased tax burden it incurs as a result of
Section 848. No other charge is currently made to the Separate Account for federal income taxes of NYLIAC that may be attributable to the Separate Account. Periodically, NYLIAC reviews the appropriateness of charges to the Separate Account for NYLIAC's federal income taxes, and in the future, a charge may be made for federal income taxes incurred by NYLIAC that are attributable to the Separate Account. In addition, depending on the method of calculating interest on policy values allocated to the Fixed Account (see preceding section), a charge may also be imposed for the policy's share of NYLIAC's federal income taxes attributable to the Fixed Account.

                  DIVERSIFICATION STANDARDS AND CONTROL ISSUES

     In addition to other requirements imposed by the Internal Revenue Code, a policy will qualify as life insurance only if the diversification requirements of Internal Revenue Code Section 817(h) are satisfied by the Separate Account. To assure that each policy continues to qualify as life insurance for federal income tax purposes, the Funds are responsible for ensuring compliance with
Section 817(h) and its regulations for each Portfolio. To satisfy these diversification standards, the regulations generally require that on the last day of each quarter of a calendar year: no more than 55% of the value of a Separate Account's assets can be represented by any one investment; no more than 70% can be represented by any two investments; no more than 80% can be represented by any three investments; and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each U.S. government agency or instrumentality is treated as a separate issuer. In addition a "look-through" rule applies to treat a pro-rata portion of each asset of each Portfolio as an asset of the Separate Account.

     The general diversification requirements of Section 817(h) are modified with regard to assets of the Separate Account that are direct obligations of the United States Treasury. Even if a separate account invests only in United States Treasury securities it will be treated as adequately diversified under Section 817(h). In addition, for purposes of determining whether its holdings of assets other than United States Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of a separate account's investment in United States Treasury securities. Notwithstanding this modification of the general diversification requirements, however, the investments of the Portfolios will be structured to comply with the general diversification standards because they serve as investment vehicles for certain variable annuity contracts that must comply with the general standards.

     In connection with its issuance of temporary regulations under Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which policyowners could be permitted to direct their investments to particular divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed, and it is not clear, at this time, whether such regulations will ever be issued or what such regulations might provide. If such regulations were to be issued in the future, it is possible that the policy might need to be modified to comply with such regulations. For these reasons, NYLIAC reserves the right to modify the policy, as necessary, to prevent the policyowner from being considered the owner of the assets of the Separate Account.

                        LIFE INSURANCE STATUS OF POLICY

     NYLIAC believes that the policy meets the statutory definition of life insurance under Internal Revenue Code Section 7702 and that the policyowner and Beneficiary of any policy will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, the death benefit under the policy will be excludable from the gross income of the Beneficiary subject to the terms and conditions of Internal Revenue Code Section 101(a)(1). (Death benefits under a "modified endowment contract" as discussed below are treated in the same manner as death benefits under life insurance contracts that are not so classified.)

     In addition, unless the policy is a "modified endowment contract," in which case the receipt of any loan under the policy may result in recognition of income to the policyowner, the policyowner will not be deemed to be in constructive receipt of the Cash Values, including increments under the policy until proceeds of the policy are received upon a surrender of the policy or a partial withdrawal.

                       MODIFIED ENDOWMENT CONTRACT STATUS

     A policy will be a modified endowment contract if it satisfies the definition of life insurance contained in the Internal Revenue Code, but it either fails the additional "7-pay test" set forth in Internal Revenue Code
Section 7702A or was received in exchange for a modified endowment contract. A policy will fail the 7-pay test if the accumulated amount paid under the contract at any time during the first seven contract years exceeds the total premiums that would have been payable under a policy providing for guaranteed benefits upon the payment of seven level annual premiums. A policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the 7-pay test.

     While the 7-pay test is generally applied as of the time the policy is issued, certain changes in the contractual terms of a policy will require a policy to be re-tested to determine whether the change has caused the policy to become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause the policy to be re-tested as if it had originally been issued with the reduced death benefit.

     In addition, if a "material change" occurs at any time while the policy is in force, a new 7-pay test period will start and the policy will need to be re-tested to determine whether it continues to meet the 7-pay test. The term "material change" generally includes increases in death benefits, but does not include an increase in death benefits attributable to the payment of premiums necessary to fund the lowest level of death benefits payable during the first seven contract years, or which is attributable to the crediting of interest with respect to such premiums.

     Because the policy provides for flexible premiums, we have procedures to monitor whether, under our current interpretations of the law, increases in the death benefit or additional premiums either cause the start of a new seven-year test period or cause the policy to be a modified endowment contract. All additional premiums will be considered in these determinations.

     If the policyowner pays a premium that exceeds the 7-pay limit, we will notify and give the policyowner the opportunity to prevent the policy from becoming a modified endowment contract by requesting that the excess premium be returned to him or her. If the policy becomes a modified endowment contract, all distributions (including loans) occurring in the year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision also applies to loans and distributions that are received in anticipation of failing the 7-pay test. Any distribution or loan made within two years prior to the date that a policy fails the 7-pay test is considered to have been made in anticipation of the failure.

                       SURRENDERS AND PARTIAL WITHDRAWALS

     Upon a surrender of a policy for its Cash Surrender Value, less any Policy Debt, the policyowner will recognize ordinary income for federal tax purposes to the extent that the Cash Surrender Value exceeds the investment in the contract (the total of all premiums paid but not previously recovered plus any other consideration paid for the policy). The tax consequences of a partial withdrawal from a policy will depend upon whether the partial withdrawal results in a reduction of future benefits under the policy and whether the policy is a modified endowment contract.

     If the policy is not a modified endowment contract, the general rule is that a partial withdrawal from a policy is taxable only to the extent that it exceeds the total investment in the contract. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first 15 years after a policy is issued and there is a cash distribution associated with that reduction. In such a case, Internal Revenue Code Section 7702(f)(7) overrides the general rule and prescribes a formula under which the policyowner may be taxed on all or a part of the amount distributed. After 15 years, the rule of Internal Revenue Code Section 7702(f)(7) no longer applies so that cash distributions from a policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the contract. We suggest that a policyowner consult with a tax advisor in advance of a proposed decrease in Face Amount or a partial withdrawal. In addition, any amounts distributed under a "modified endowment contract" (including proceeds of any loan) are taxable to the extent of any accumulated income in the policy. In general, the amount that may be subject to tax is the excess of the Cash Value (both loaned and unloaned) over the previously unrecovered premiums.

     Under certain circumstances, a distribution under a modified endowment contract (including a loan) may be taxable even though it exceeds the amount of accumulated income in the policy. This can occur because for purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the Internal Revenue Code requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

     If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a partial withdrawal or a loan), it may also be subject to a 10% penalty tax under Internal Revenue Code
Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individual policyowners. This penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or (iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

                         LOANS AND INTEREST DEDUCTIONS

     We also believe that under current law any loan received under the policy will be treated as Policy Debt and that, unless the policy is a modified endowment contract, no part of any loan under a policy will constitute income to the policyowner. If the policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10% penalty tax.

     Internal Revenue Code Section 264 provides that interest paid or accrued on a loan in connection with a policy is generally nondeductible. Certain exceptions apply, however, with respect to policies covering key employees. In addition, in the case of policies not held by individuals, special rules may limit deductibility of interest on loans that are not made in connection with a policy. We suggest consultation with a tax advisor for further guidance.

     Certain changes to the Internal Revenue Code were recently proposed that would negatively impact corporate owned and corporate sponsored life insurance, including the policies offered by this prospectus. The proposals, if enacted, would reduce the amount of interest that is deductible on loans that are not made in connection with a policy.

     Present law provides that interest on policy loans or other indebtedness that can be traced to life insurance policies generally is not deductible unless the policy insures the life of one of a limited number of key persons of a business. A key person includes an officer or 20% owner. In addition, the interest deductions for most companies for interest on other indebtedness are reduced under a proration rule if the business is a direct or indirect beneficiary of certain life insurance, endowment or annuity contracts. The proration rule does not apply if the contract covers an employee, director, officer or 20% owner. The proposals would repeal the exception under the proration rule for contracts covering employees, directors, or officers, other than 20% owners, for taxable years beginning after the date of enactment. The effect of this proposed partial repeal of the exception to the proration rule would be to increase the after-tax cost of such policies in most cases.

     NYLIAC cannot, at this time, predict or otherwise represent whether, when or in what form any of the proposals may, in fact, be enacted.

     In addition, if your policy lapses or you surrender it with an outstanding loan, and the amount of the loan plus the cash surrender value is more than the sum of premiums you paid, you will generally be liable for taxes on the excess. Such amount will be taxed as ordinary income.

                       CORPORATE ALTERNATIVE MINIMUM TAX

     Ownership of a policy by a corporation may affect the policyowner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, a corporate policyowner must make two computations. First, the corporation must take into account a portion of the current year's increase in the "inside build up" or income on the contract gain in its corporate-owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any policy exceed the sum of (i) the premiums paid on that policy in the year of death, and
(ii) the corporation's basis in the policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death.

                      EXCHANGES OR ASSIGNMENTS OF POLICIES

     A change of the policyowner or the Insured or an exchange or assignment of a policy may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of a policy may result in taxable income to the transferring policyowner. Further, Internal Revenue Code Section 101(a) provides, subject to certain exceptions, that where a policy has been transferred for value, only the portion of the death benefit that is equal to the total consideration paid for the policy may be excluded from gross income. For complete information with respect to policy assignments and exchanges, a policyowner should consult with a qualified tax advisor.

                                OTHER TAX ISSUES

     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policyowner or Beneficiary.

                                  WITHHOLDING

     Under Internal Revenue Code Section 3405, withholding is generally required with respect to certain taxable distributions under insurance contracts. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). With respect to non-periodic distributions, the withholding is at a flat rate of 10%. A policyholder can elect to have either non-periodic or periodic payments made without withholding except where the policyowner's tax identification number has not been furnished to NYLIAC or the Internal Revenue Service has notified us that the tax identification number furnished by the policyowner is incorrect.

     Different withholding rules apply to payments made to U.S. citizens living outside the United States and to non-U.S. citizens living outside of the United States. U.S. citizens who live outside of the United States generally are not permitted to elect not to have federal income taxes withheld from payments. Payments to non-U.S. citizens who are not residents of the United States generally are subject to 30% withholding, unless an income tax treaty between their country of residence and the United States provides for a lower rate of withholding or an exemption from withholding.

REINSTATEMENT OPTION

     A policyowner can apply to reinstate the policy (and any other benefits provided by riders) within five years after the policy is terminated if the policyowner did not surrender it for its full Cash Surrender Value. When the policyowner applies for reinstatement, the policyowner must provide proof of insurability that is acceptable to us, unless the required payment is made within 31 days after the end of the late period. Note that a termination and subsequent reinstatement may cause the policy to become a modified endowment contract.

     In order to reinstate the policy, a payment must be made in an amount which is sufficient to keep the policy (and any riders) in force for at least 3 months. This payment will be in lieu of the payment of all premiums in arrears. If, at the time the policy ended, an outstanding policy loan was in effect, that loan will also be reinstated. However, accrued simple loan interest at 6% from the end of the late period to the date of reinstatement must also be paid as part of the consideration paid for the reinstatement. If a policy loan interest rate of less than 6% is in effect when the policy is reinstated, the interest rate for any Policy Debt at the time of reinstatement will be the same as the policy loan interest rate.

     The Cash Value that will be reinstated is equal to the Cash Value at the time of lapse. The effective date of the reinstatement will be the Monthly Deduction Day on or following the date we approve the signed request for reinstatement on a form acceptable to us at our Service Office.

ADDITIONAL BENEFITS AVAILABLE BY RIDER

     The policy can include additional benefits that we approve based on our standards and limits for issuing insurance and classifying risks. An additional "Term Insurance Benefit" is provided by a rider and is subject to the terms of both the policy and the rider. The policyowner may select either rider, but not both riders. If desired, the riders must be elected at policy application. Election of either rider eliminates GMDB coverage. Unlike the STR (which adjusts to maintain a targeted death benefit in combination with the base policy) the LTR provides for a level amount of Term Insurance Benefit in addition to the base policy as shown on the Policy Data Page. The following riders are currently available.

     SUPPLEMENTARY TERM RIDER

     This rider provides a Term Insurance Benefit that is payable when the Insured dies while this rider was in effect. It insures the same individual covered by the base policy. On the Issue Date, the Term Insurance Benefit is the amount specified in the application. The initial Term Insurance Benefit is shown on the Policy Data page of the policy. The initial Term Insurance Benefit when added to the initial Face Amount of the base policy equals the initial Target Face Amount, which is also shown on the Policy Data page.

     As described under the SELECTION OF LIFE INSURANCE BENEFIT TABLE, the Life Insurance Benefit amount could automatically increase or decrease. In such a case, the Term Insurance Benefit will automatically be adjusted.

On the each Monthly Deduction Day beginning with the second, the Term Insurance Benefit will automatically be set in accordance with the Life Insurance Benefit Option that is in effect on the policy as follows:

          Option 1: The Term Insurance Benefit will equal the Target Face Amount minus the death benefit amount.

          Option 2: The Term Insurance Benefit will equal the Target Face Amount plus the Cash Value minus the death benefit amount.

          Option 3: The Term Insurance Benefit will equal the Target Face Amount plus the Cumulative Premium Amount minus the death benefit amount.

However, if on a Monthly Deduction Day, the Term Insurance Benefit is automatically reduced to zero, the rider will still remain in force. If the policy's Life Insurance Benefit subsequently decreases as described in Section
1.3 of the policy, the Term Insurance Benefit will again be adjusted based on the Life Insurance Benefit Option specified.

     Within certain limits, the policyowner may:

     - Increase or decrease the Term Insurance Benefit, which will result in a corresponding change to the Target Face Amount; and/or

     - Convert this rider to increase the Face Amount of the policyowner's base policy. The Target Face Amount of the policyowner's policy after this conversion will be the same as the Target Face Amount of your policy before the conversion.

     The policyowner may request changes to the policy under this rider if:

          (a) the Target Face Amount is not decreased to an amount below $150,000, unless the decrease is due to a partial withdrawal under the policy.

          (b) the Term Insurance Benefit does not exceed 10 times the policy's death benefit. This requirement prohibits the policyowner from either increasing the Term Insurance Benefit or decreasing the base policy Face Amount to an amount that would violate this maximum ratio.

     Coverage under this rider ends on the earliest of:

          (a) the Monthly Deduction Day on or next following our receipt of the policyowner's signed request to cancel the rider,

          (b) the policy anniversary on which the Insured is or would have been 100,

          (c) the date the rider is fully converted, or

          (d) the date the policy ends or is surrendered.

     LEVEL TERM RIDER

     This rider provides a Term Insurance Benefit that is payable when the insured dies while this rider is in effect. It insures the same individual covered by the base policy. On the Issue Date, the Face Amount of this rider is the amount specified in the application and is shown on the Policy Data page of the policy.

     Within certain limits, the policyowner may:

     - Increase or decrease the Face Amount of the rider; and/or

     - Convert this rider to increase the Face Amount of the Policyowner's base policy.

     If this rider is in effect, the policyowner may request changes to the policy if:

          (a) The total of the Face Amount of this rider and the Face Amount of the Policy is not decreased to an amount below $150,000, unless the decrease is due to a partial withdrawal under the policy.

          (b) The Face Amount of the rider does not exceed 10 times the policy's death benefit. This requirement prohibits the policyowner from either increasing the Face Amount of the rider or decreasing the base policy Face Amount to an amount that would violate this maximum ratio.

     Coverage under this rider ends on the earliest of:

          (a) the Monthly Deduction Day on or next following our receipt of your signed request to cancel the rider,

          (b) the policy anniversary on which the insured is or would have been 100,

          (c) the date the rider is fully converted, or

          (d) the date the policy ends or is surrendered.

     TERM RIDER VS. BASE POLICY COVERAGE

     You should consider a number of factors when deciding whether to purchase death benefit coverage under the base policy only or in combination with the STR or LTR. The death benefit coverage may be the same in either case and, currently the cost of insurance rates are the same. However, there may be important cost differences and some restrictions may apply.

     WHEN TO ELECT A TERM RIDER.   If you compare a policy with a term rider to
one that provides the same initial death benefit without a term rider, the policy with the rider will have a lower Target Premium and sales expense charges may be lower. (See page 10, question 20 for information on the Target Premium) This will depend on how much premium is paid each year.

     Generally, if you plan to fund the policy each year at levels above the Target Premium, your sales expense charges will be lower with either the STR or LTR and your cash value can build more quickly. The higher the premium you choose to pay, the greater the potential cost savings and positive impact on cash value growth.

     For example, if you plan to fully fund the policy in the early years, you should consider maximizing coverage under one of the term riders. (However in some cases, if maximum funding causes the policy's death benefit to increase to satisfy Section 7702 requirements, the advantages of a term rider can be reduced in later policy years.)

     WHEN TO ELECT BASE POLICY COVERAGE ONLY.   If you are funding the policy
each year at levels lower than the Target Premium, you should consider base policy coverage only because the STR or LTR may not provide much cost savings under these circumstances and certain restrictions will apply (see descriptions of the STR and LTR above). Also, if a guaranteed minimum death benefit (GMDB) is an important feature to you, you should choose base policy coverage only since the GMDB is not available if you elect the STR or LTR. Please note that the guaranteed cost of insurance rates are higher for the STR and LTR.

PAYMENT OPTIONS

     We will pay death benefits in one sum or, if elected, we will apply all or part of the death benefit under one or more of the options described in this section. If we agree, the death benefit may be placed under some other method of payment instead. Any death benefits, less Policy Debt, paid in one sum will bear interest compounded each year from the Insured's death to the date of payment. We set the interest rate each year. This rate will be at least 3% per year, and will not be less than required by law.

     While the Insured is living, the policyowner can elect or change a payment option. The policyowner can also elect or change one or more beneficiaries who will be the payee or payees under that option. After the Insured dies, any person who is to receive proceeds in one sum (other than an assignee) can instead elect a payment option and name payees. The person who elects an option can also name one or more successor payees to receive any amount remaining at the death of the payee. Naming these payees cancels any prior choice of successor payees. A payee who did not elect the option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells us in writing and we agree.

     If we agree, a payee who has elected a payment option may later elect to have any unpaid amount, or the present value of any elected payments, placed under another option described in this section. When any payment under an option would be less than $100, we may pay any unpaid amount or present value in one sum.

     PAYEES

     Only individuals who are to receive payments in their own behalf may be named as payees or successor payees, unless we agree to some other payee. We may require proof of the age or the survival of a payee. It may happen that when the last surviving payee dies, we still have an unpaid amount, or there are some payments that remain to be made. If so, we will pay the unpaid amount with interest to the date of payment, or pay the present value of the remaining payments, to that payee's estate in one sum. The present value of the remaining payments is based on the interest rate used to compute them, and is always less than their sum.

     PROCEEDS AT INTEREST OPTIONS (OPTIONS 1A AND 1B)

     The policy proceeds may be left with us at interest. We will set the interest rate each year. This rate will be at least 3% per year.

     For the Interest Accumulation Option (Option 1A), we credit interest each year on the amount we still have. This amount can be withdrawn at any time in sums of $100 or more. We pay interest to the date of withdrawal on sums withdrawn.

     For the Interest Payment Option (Option 1B), we pay interest once each month, every 3 months, every 6 months, or once each year, as chosen, based on the amount we still have.

     LIFE INCOME OPTION (OPTION 2)

     We make equal payments each month during the lifetime of the payee or payees. We determine the amount of the monthly payment by applying the death benefit to purchase a corresponding single premium life annuity contract that is being issued when the first payment is due. Payments are based on the appropriately adjusted annuity premium rate in effect at that time, but will not be less than the corresponding minimum amount shown in the Option 2 Table, which appears in
Section 10 of your policy. These minimum amounts are based on the 1983 Table "a" with Projection Scale G and with interest compounded each year at 3%.

     Upon request, we will state in writing what the minimum amount of each monthly payment would be under this option. It is based on the sex and adjusted age of the payee or payees. To find the adjusted age in the year the first payment is due, we increase or decrease the payee's age at that time, as follows:

                                                2036 AND
2000-2005   2006-2015   2016-2025   2026-2035    LATER
---------   ---------   ---------   ---------   --------
+1 YEAR         0        -1 YEAR    -2 YEARS    -3 YEARS

     We make a payment each month while the payee is living. Payments do not change, and are guaranteed for 10 years, even if both payees die sooner.

BENEFICIARY

     A Beneficiary is any person or entity the policyowner names to receive the death benefit after the Insured dies. The policyowner names the Beneficiary when he or she applies for the policy. There may be different classes of Beneficiaries, such as primary and secondary. These classes set the order of payment. There may be more than one Beneficiary in a class.

     The Beneficiary may be changed during the Insured's lifetime by writing to our Service Office or such other location that we indicate to you providing us with the information we need to record the name and class of the new Beneficiary you have named. Generally, the change will take effect as of the date the request is signed subject to any payments we made or action we took before recording these changes. If no Beneficiary is living when the Insured dies, unless provided otherwise, the death benefit is paid to the policyowner or, if deceased, the policyowner's estate.

CHANGE OF OWNERSHIP

     A successor policyowner can be named in the application, or in a signed notice that gives us the facts we need. The successor policyowner will become the new policyowner when the original policyowner dies, if the original policyowner dies before the Insured. If no successor policyowner survives the original policyowner and the original policyowner dies before the Insured, the original policyowner's estate becomes the new policyowner.

     The policyowner can also change the policyowner in a signed notice that gives us the facts we need. When this change takes effect, all rights of ownership in this policy will pass to the new policyowner.

     When we record a change of policyowner or successor policyowner, these changes will take effect as of the date of the policyowner's signed notice. This is subject to any payments we made or action we took before recording these changes. We may require that these changes be endorsed in the policy. Changing the policyowner or naming a new successor policyowner cancels any prior choice of policyowner or successor policyowner, respectively, but does not change the Beneficiary.

ASSIGNMENT

     While the Insured is living, the policyowner can assign the policy, or any interest in it. For an assignment to be binding on us, we must receive a signed copy of it at our Service Office or such other location that we indicate to the policyowner in writing. We are not responsible for the validity of any assignment.

LIMITS ON OUR RIGHTS TO CHALLENGE THE POLICY

     Except for any increases in Face Amount, other than one due solely to a change in the Life Insurance Benefit Option, we must bring any legal action to contest the validity of a policy within two years from its Issue Date. After that we cannot contest its validity, except for failure to pay premiums or unless the Insured died within that two year period. For any increase in the Face Amount, Target Face Amount or Term Insurance Benefit provided by a rider, other than one due solely to a change in the Life Insurance Benefit Option, we must bring legal action to contest that increase within two years from the effective date of the increase.

     However, if the increase in Face Amount is the result of a corresponding decrease in the amount of insurance under any attached term rider, the 2-year contestable period for the amount of increase in Face Amount will be measured from the date this corresponding portion of term insurance became effective.

MISSTATEMENT OF AGE OR SEX

     If the Insured's age or sex is misstated in the policy application, the death benefit payable under the policy will be adjusted based on what the policy would provide according to the most recent mortality charge for the correct date of birth or correct sex.

SUICIDE

     If the Insured commits suicide within two years from the Issue Date or less where required by law (or, with respect to an increase in Face Amount, Target Face Amount or Term Insurance Benefit provided by a rider, on the effective date of the increase), and while the policy is in force, the policy will end, and the only amount payable to the Beneficiary will be the premiums paid, less any Policy Debt and any partial withdrawals. If the policy has been reinstated, the 2-year suicide exclusion period will begin on the date of reinstatement.

     If the policyowner increased the Face Amount, then the 2-year suicide exclusion period for each increase will begin on the effective date of such increase. If the suicide exclusion applies to an increase in the Face Amount, the only amount payable with respect to that increase will be the total Cost of Insurance we deducted for that increase. However, if the increase in Face Amount is the result of a corresponding decrease in the amount of insurance under any attached term rider, the 2-year suicide exclusion period for the increase in Face Amount will be measured from the date this corresponding portion of term insurance became effective.

WHEN WE PAY PROCEEDS

     If the policy has not terminated, payment of the Cash Surrender Value less any Policy Debt, partial withdrawal, loan proceeds or the death benefit are made within 7 days after we receive all requirements at our Service Office or such other location that we indicate to the policyowner in writing. However, we can defer payment of the Cash Surrender Value or any partial withdrawal from the Separate Account, loan proceeds attributable to the Separate Account, or the death benefit for any period during which: (1) the NYSE is closed (other than customary weekend and holiday closings) or trading on the NYSE is restricted;
(2) the SEC restricts trading or has determined that an emergency exists; or (3) the SEC, by order, permits us to delay payment in order to protect our policyowners.

     Amounts payable from the Fixed Account may be deferred for up to 6 months from the date the request is received at our Service Office.

     We can also delay payment of any amounts attributable to a check the policyowner has given us for a reasonable time (but not more than 2 weeks) to allow the check to clear.

     We can delay payment of the entire death benefit if payment is contested. We investigate all death claims arising within the 2-year limit on our right to challenge the policy. Upon receiving the information from a completed investigation, we generally make a determination within 5 days as to whether the claim should be authorized for payment. Payments are made promptly after authorization. If payment of a Cash Surrender Value or partial withdrawal is delayed for 30 days or more, we add interest at an annual rate of 3%. We add interest to a death benefit from the date of death to the date of payment at the same rate as is paid under the Interest Payment Option. See "Section VI:
Additional Information--Payment Options."

RECORDS AND REPORTS

     All records and accounts relating to the Separate Account and the Fixed Account are maintained by New York Life or NYLIAC. Each year we will mail the policyowner a report showing the Cash Value and any Policy Debt as of the latest policy anniversary. This report contains any additional information required by applicable law or regulation.

SALES AND OTHER AGREEMENTS

     NYLIFE Distributors Inc., ("NYLIFE Distributors"), a member of the National Association of Securities Dealers, is the principal underwriter and the distributor of the policies. NYLIFE Distributors is an indirect wholly-owned subsidiary of New York Life. NYLIFE Distributors is engaged in the business of underwriting and distributing units of the Separate Account and shares of open-end investment companies, including The MainStay Funds and MainStay Institutional Funds Inc.

     The commissions paid to registered representatives of broker-dealers who have entered into dealer agreements with NYLIFE Distributors during the policy's first year will not exceed 17.5% of the premiums paid up to a policy's target premium plus 3% of premiums paid in excess of such amount. Commissions paid during Policy Years two through four will not exceed 11% of the policy's target premium plus 3% of premiums paid in excess of such amount. Commissions paid during Policy Years five through ten will not exceed 5% of the policy's target premium plus 3% of premiums paid in excess of such amount. There are no commissions paid in Policy Years eleven and beyond. Apart from commissions, registered representatives may receive compensation for policy administration services which they provide pursuant to the terms of a service agreement.

LEGAL PROCEEDINGS

     NYLIAC is a defendant in individual and/or alleged class action suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities, employment and benefits and/or other operations, including actions involving retail sales practices. Most of these actions also seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

EXPERTS

     The financial statements of NYLIAC as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to a change in its method of accounting for the cost of computer software developed or obtained for internal use as described in
Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

FINANCIAL STATEMENTS

     We have included in this prospectus the audited financial statements of NYLIAC (including the auditor's report) for the fiscal years ended December 31, 1999, 1998, and 1997, and of the Separate Account (including the Auditor's report) for the year ended December 31, 1999. You should consider the financial statements of NYLIAC as bearing only upon the ability of NYLIAC to meet its obligations under the policy.

     As of the date of this prospectus, the sale of Corporate Executive Series Variable Universal Life Insurance Policies had not begun. Therefore, no financial statements for the Separate Account are presented.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                                 BALANCE SHEET

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                                (IN MILLIONS)
                                     ASSETS
Fixed maturities
  Available for sale, at fair value                           $13,289    $13,081
  Held to maturity, at amortized cost                             681        725
Equity securities                                                  89        100
Mortgage loans                                                  1,850      1,622
Real estate                                                        72        116
Policy loans                                                      512        491
Other long-term investments                                        21         26
                                                              -------    -------
     Total investments                                         16,514     16,161

Cash and cash equivalents                                       1,087        948
Deferred policy acquisition costs                               1,507        859
Deferred taxes                                                     53         --
Other assets                                                      316        282
Separate account assets                                        10,192      6,852
                                                              -------    -------
     Total assets                                             $29,669    $25,102
                                                              =======    =======
                      LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Policyholders' account balances                               $16,065    $14,743
Future policy benefits                                            356        315
Policy claims                                                      69         60
Deferred taxes                                                     --        101
Other liabilities                                               1,113        943
Separate account liabilities                                   10,134      6,792
                                                              -------    -------
     Total liabilities                                         27,737     22,954
                                                              -------    -------

STOCKHOLDER'S EQUITY
Capital stock --  par value $10,000
  (20,000 shares authorized, 2,500 issued and outstanding)         25         25
Additional paid in capital                                        480        480
Accumulated other comprehensive income (loss)                    (191)       201
Retained earnings                                               1,618      1,442
                                                              -------    -------
     Total stockholder's equity                                 1,932      2,148
                                                              -------    -------
     Total liabilities and stockholder's equity               $29,669    $25,102
                                                              =======    =======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                              STATEMENT OF INCOME

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               1999      1998      1997
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
REVENUES
  Universal life and annuity fees                             $  442    $  364    $  314
  Net investment income                                        1,179     1,108     1,084
  Investment gains, net                                           12        63       108
  Other income                                                    97        51        35
                                                              ------    ------    ------
     Total revenues                                            1,730     1,586     1,541
                                                              ------    ------    ------
EXPENSES
  Interest credited to policyholders' account balances           858       784       748
  Policyholder benefits                                          182       175       141
  Operating expenses                                             405       405       352
                                                              ------    ------    ------
     Total expenses                                            1,445     1,364     1,241
                                                              ------    ------    ------
Income before Federal income taxes                               285       222       300
Federal income taxes:
  Current                                                         52        97       114
  Deferred                                                        57       (17)       (1)
                                                              ------    ------    ------
     Total Federal income taxes                                  109        80       113
                                                              ------    ------    ------
NET INCOME                                                    $  176    $  142    $  187
                                                              ======    ======    ======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                    STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1999     1998     1997
                                                              ------    -----    -----
                                                                   (IN MILLIONS)
NET INCOME                                                    $ 176     $142     $187
  Other comprehensive income (loss), net of tax:
     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during
        period                                                 (393)      79       --
       Unrealized holding gains (losses) arising during
        period, including reclassification adjustments           --       --       89
       Less: reclassification adjustment for gains (losses)
        included in net income                                   (1)      35       --
                                                              -----     ----     ----
  OTHER COMPREHENSIVE INCOME (LOSS)                            (392)      44       89
                                                              -----     ----     ----
COMPREHENSIVE INCOME (LOSS)                                   $(216)    $186     $276
                                                              =====     ====     ====

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                       STATEMENT OF STOCKHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN MILLIONS)

                                                                        ACCUMULATED
                                                         ADDITIONAL        OTHER                        TOTAL
                                              CAPITAL     PAID IN      COMPREHENSIVE    RETAINED    STOCKHOLDERS'
                                               STOCK      CAPITAL      INCOME (LOSS)    EARNINGS       EQUITY
                                              -------    ----------    -------------    --------    -------------
Balance at January 1, 1997                      $25         $480           $  68         $1,113        $1,686
Net income for 1997                              --           --              --            187           187
Net change in unrealized gains and losses of
  available for sale securities                  --           --              89             --            89
                                                ---         ----           -----         ------        ------
BALANCE AT DECEMBER 31, 1997                     25          480             157          1,300         1,962
Net income for 1998                              --           --              --            142           142
Net change in unrealized gains and losses of
  available for sale securities                  --           --              44             --            44
                                                ---         ----           -----         ------        ------
BALANCE AT DECEMBER 31, 1998                     25          480             201          1,442         2,148
Net income for 1999                              --           --              --            176           176
Net change in unrealized gains and losses of
  available for sale securities                  --           --            (392)            --          (392)
                                                ---         ----           -----         ------        ------
BALANCE AT DECEMBER 31, 1999                    $25         $480           $(191)        $1,618        $1,932
                                                ===         ====           =====         ======        ======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                            STATEMENT OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1999       1998        1997
                                                              -------    -------    --------
                                                                      (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                  $   176    $   142    $    187
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization                                 (3)         2         (43)
     Net capitalization of deferred policy acquisition costs     (298)      (192)        (85)
     Universal life and annuity fees                             (215)      (198)       (202)
     Interest credited to policyholders' account balances         858        784         748
     Net realized investment losses                               (13)       (56)       (126)
     Deferred income taxes                                         57        (17)         (1)
     (Increase) decrease in:
       Net separate account assets                                  1        (42)         30
       Other assets and other liabilities                         (90)       (98)        124
     Increase (decrease) in:
       Policy claims                                                9          4          (2)
       Future policy benefits                                      41         39          25
                                                              -------    -------    --------
          NET CASH PROVIDED BY OPERATING ACTIVITIES               523        368         655
                                                              -------    -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from:
     Sale of available for sale fixed maturities                3,981      5,325      13,378
     Maturity of available for sale fixed maturities            1,505      1,610       1,137
     Sale of held to maturity fixed maturities                     --         --           3
     Maturity of held to maturity fixed maturities                121        102         112
     Sale of equity securities                                    170         77         140
     Repayment of mortgage loans                                  227        238         220
     Sale of real estate and other invested assets                 62         47          40
  Cost of:
     Available for sale fixed maturities acquired              (6,679)    (7,670)    (14,391)
     Held to maturity fixed maturities acquired                   (75)       (49)       (281)
     Equity securities acquired                                  (152)       (83)       (163)
     Mortgage loans acquired                                     (451)      (558)       (413)
     Real estate and other invested assets acquired               (13)       (20)        (29)
  Policy loans (net)                                              (21)       (10)        (17)
  Increase (decrease) in loaned securities                       (222)       425          --
  Securities sold under agreements to repurchase (net)            480        (45)        134
                                                              -------    -------    --------
          NET CASH USED IN INVESTING ACTIVITIES                (1,067)      (611)       (130)
                                                              -------    -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyholders' account balances:
     Deposits                                                   2,195      1,501       1,191
     Withdrawals                                               (1,335)    (1,151)     (1,235)
     Net transfers from (to) the separate accounts               (181)        67          58
                                                              -------    -------    --------
          NET CASH PROVIDED BY FINANCING ACTIVITIES               679        417          14
                                                              -------    -------    --------
Effect of exchange rate changes on cash and cash equivalents        4          1          (2)
                                                              -------    -------    --------
Net increase in cash and cash equivalents                         139        175         537
                                                              -------    -------    --------
Cash and cash equivalents, beginning of year                      948        773         236
                                                              -------    -------    --------
Cash and cash equivalents, end of year                        $ 1,087    $   948    $    773
                                                              =======    =======    ========

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997

NOTE 1 -- NATURE OF OPERATIONS

     New York Life Insurance and Annuity Corporation ("NYLIAC") is a direct, wholly owned subsidiary of New York Life Insurance Company ("New York Life") domiciled in the State of Delaware. NYLIAC offers a wide variety of interest sensitive insurance and annuity products to a large cross section of the insurance market. NYLIAC markets its products in all 50 of the United States, the District of Columbia and Taiwan, primarily through its agency force. In addition, NYLIAC markets Corporate Owned Life Insurance through independent brokers and brokerage general agents.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements of life insurance enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results may differ from estimates.

     Certain reclassifications have been made to the 1998 and 1997 financial statements to conform to the current presentation.

INVESTMENTS

     Fixed maturity investments, which NYLIAC has both the ability and the intent to hold to maturity, are stated at amortized cost. Investments identified as available for sale are reported at fair value. Unrealized gains and losses on available for sale securities are reported in stockholder's equity, net of deferred taxes and related adjustments. The cost basis of fixed maturity and equity securities are adjusted for impairments in value deemed to be other than temporary, with the associated realized loss reported in net income. Equity securities are carried at fair value with related unrealized gains and losses reflected in comprehensive income, net of deferred taxes and related adjustments. Mortgage loans are carried at unpaid principal balances, net of impairment reserves, and are generally secured. Investment real estate, which NYLIAC has the intent to hold for the production of income, is carried at depreciated cost net of write-downs for other than temporary declines in fair value. Properties held for sale are carried at the lower of cost or fair value less estimated selling costs. Policy loans are stated at the aggregate balance due, which approximates fair value since loans on policies have no defined maturity date and reduce amounts payable at death or surrender. Cash equivalents include investments that have maturities of 90 days or less at date of purchase and are carried at amortized cost, which approximates fair value. Short-term investments that have maturities of between 91-365 days at date of purchase are included in fixed maturities on the balance sheet and are carried at amortized cost, which approximates fair value.

     Mortgage backed bonds are carried at amortized cost using the interest method considering anticipated prepayments at the date of purchase. Significant changes in future anticipated cash flows from the original purchase assumptions are accounted for using the retrospective adjustment method.

     Derivative financial instruments hedging exposure to interest rate fluctuation on available for sale securities are accounted for at fair market value. Unrealized gains and losses are reported in comprehensive income, net of deferred taxes and related adjustments. Amounts payable or receivable under interest rate and commodity swap agreements and interest rate floor agreements are recognized as investment income or expense when earned. Premiums paid for interest rate floor agreements are amortized into interest expense over the life of the agreement. Realized gains and losses are recognized in net income upon termination or maturity of the contracts.

DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new and maintaining renewal business and certain costs of issuing policies that vary with and are primarily related to the production of new and renewal business have been deferred and

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

DEFERRED POLICY ACQUISITION COSTS -- (CONTINUED) recorded as an asset in the balance sheet. These consist primarily of commissions, certain expenses of underwriting and issuing contracts, and certain agency expenses. Acquisition costs for universal life and annuity contracts are amortized in proportion to estimated gross profits over the effective life of the contracts, which is assumed to be 25 years for universal life contracts and 15 years for annuities. Changes in assumptions are reflected in the current year's amortization.

     The carrying amount of the deferred policy acquisition cost asset is adjusted at each balance sheet date as if the unrealized gains or losses on investments associated with these insurance contracts had been realized and included in the gross profits used to determine current period amortization. The increase or decrease in the deferred policy acquisition cost asset due to unrealized gains or losses is recorded in comprehensive income.

RECOGNITION OF INCOME AND RELATED EXPENSES

     Amounts received under universal life and annuity contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period for mortality and expense risk, policy administration and surrender charges. Amounts previously assessed to compensate the insurer for services to be performed over future periods are deferred and recognized into income in the period benefited using the same assumptions and factors used to amortize capitalized acquisition costs. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholders' account balances.

POLICYHOLDERS' ACCOUNT BALANCES

     Policyholders' account balances on universal life and annuity contracts are equal to cumulative deposits plus credited interest less withdrawals and charges. This liability also includes a liability for amounts that have been assessed to compensate the insurer for services to be performed over future periods.

FEDERAL INCOME TAXES

     NYLIAC is a member of a group which files a consolidated Federal income tax return with New York Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that NYLIAC is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities.

     Current Federal income taxes include a provision for NYLIAC's share of the equity base tax applicable to mutual life insurance companies and their insurance subsidiaries. The amount recorded is based on NYLIAC's estimate of the differential earnings rate ("DER") (the actual rate will be announced at a later date by the Internal Revenue Service ("IRS")) used to compute the equity base tax.

REINSURANCE

     NYLIAC enters into reinsurance agreements in the normal course of its insurance business to reduce overall risk. NYLIAC remains liable for reinsurance ceded if the reinsurer fails to meet its obligation on the business it has assumed. NYLIAC evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

SEPARATE ACCOUNTS

     NYLIAC has established separate accounts with varying investment objectives which are segregated from NYLIAC's general account and are maintained for the benefit of separate account policyholders' and NYLIAC. Separate account assets are stated at market value. The liability for separate accounts represents

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

SEPARATE ACCOUNTS -- (CONTINUED)
policyholders' interests in the separate account assets. For its registered separate accounts, these liabilities include accumulated net investment income and realized and unrealized gains and losses on those assets, and generally reflect market value. For its guaranteed, non-registered separate account, the liability includes interest credited to the policies.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     Fair values of various assets and liabilities are included throughout the notes to financial statements. Specifically, fair value disclosure of fixed maturities, short-term investments, cash equivalents, equity securities and mortgage loans is reported in Note 2 -- Significant Accounting Policies and Note 3 -- Investments. Fair values for policyholders' account balances are reported in Note 5 -- Insurance Liabilities. Fair values for derivative financial instruments are included in Note 10 -- Derivative Financial Instruments and Risk Management. Fair values for repurchase agreements are included in Note
11 -- Commitments and Contingencies.

BUSINESS RISKS AND UNCERTAINTIES

     The development of policy reserves and deferred policy acquisition costs for NYLIAC's products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and future expectations of mortality, morbidity, expense, persistency and investment assumptions. Actual results could differ from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related estimates for policy reserves and deferred policy acquisition costs.

     NYLIAC regularly invests in mortgage loans, mortgage-backed securities and other securities subject to prepayment and/or call risk. Significant changes in prevailing interest rates and/or geographic conditions may adversely affect the timing and amount of cash flows on such securities, as well as their related values. In addition, the amortization of market premium and accretion of market discount for mortgage-backed and asset-backed securities is based on historical experience and estimates of future payment experience on the underlying assets. Actual prepayment speeds will differ from original estimates and may result in material adjustments to asset values and amortization or accretion recorded in future periods.

     As a subsidiary of a mutual life insurance company, NYLIAC is subject to a tax on its equity base. The rates applied to NYLIAC's equity base are determined annually by the IRS after comparison of mutual life insurance company earnings for the year to the average earnings of the 50 largest stock life insurance companies for the prior three years. Due to the timing of earnings information, estimates of the current year's tax rate must be made by management. The ultimate amounts of equity base tax incurred may vary considerably from the original estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     During 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires capitalization of external and certain internal costs incurred to obtain or develop internal-use computer software during the application development stage.

     NYLIAC applied the provisions of SOP 98-1 prospectively effective January 1, 1999. The adoption of SOP 98-1 resulted in net capitalization of $37 million at December 31, 1999, which is included in other assets in the accompanying Balance Sheet. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software, not to exceed five years.

     During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes new GAAP accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. In 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133", which postpones the implementation until the 2001 financial statements. NYLIAC is currently evaluating what impact, if any, this Statement will have on its financial results.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

RECENT ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)
     This Statement requires that derivatives be reported in the balance sheet at their fair value, regardless of any hedging relationship that may exist. Accounting for the gains or losses resulting from changes in the values of those derivatives would depend on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria will be reported in earnings.

NOTE 3 -- INVESTMENTS

FIXED MATURITIES

     For publicly traded fixed maturities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, NYLIAC has determined an estimated fair value using either a discounted cash flow approach, including provisions for credit risk generally based upon the assumption such securities will be held to maturity, broker dealer quotations, or a proprietary matrix pricing model.

     At December 31, 1999 and 1998, the maturity distribution of fixed maturities was as follows (in millions):

                                                              1999                       1998
                                                     -----------------------    -----------------------
                                                     AMORTIZED    ESTIMATED     AMORTIZED    ESTIMATED
AVAILABLE FOR SALE                                     COST       FAIR VALUE      COST       FAIR VALUE
------------------                                   ---------    ----------    ---------    ----------
Due in one year or less                               $   514      $   514       $   518      $   521
Due after one year through five years                   3,196        3,153         3,473        3,533
Due after five years through ten years                  2,167        2,099         1,804        1,885
Due after ten years                                     3,138        2,938         3,028        3,235
Mortgage and asset-backed securities:
  Government or government agency                       3,114        2,996         2,080        2,121
  Other                                                 1,631        1,589         1,740        1,786
                                                      -------      -------       -------      -------
     Total Available for Sale                         $13,760      $13,289       $12,643      $13,081
                                                      =======      =======       =======      =======

HELD TO MATURITY
----------------
Due in one year or less                               $    17      $    17       $    27      $    28
Due after one year through five years                     272          360           225          291
Due after five years through ten years                    165          159           219          228
Due after ten years                                       206          194           193          207
Asset-backed securities                                    21           21            61           62
                                                      -------      -------       -------      -------
     Total Held to Maturity                           $   681      $   751       $   725      $   816
                                                      =======      =======       =======      =======

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

FIXED MATURITIES -- (CONTINUED)
     At December 31, 1999 and 1998, the distribution of gross unrealized gains and losses on investments in fixed maturities was as follows (in millions):

                                                                           1999
                                                    ---------------------------------------------------
                                                    AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
AVAILABLE FOR SALE                                    COST         GAINS         LOSSES      FAIR VALUE
------------------                                  ---------    ----------    ----------    ----------
U.S. Treasury and U.S. Government
  Corporations and agencies                          $   635        $  7          $ 16        $   626
U.S. agencies, state and municipal                     3,046           7           129          2,924
Foreign Governments                                       20          --            --             20
Corporate                                              8,428          61           359          8,130
Other                                                  1,631           4            46          1,589
                                                     -------        ----          ----        -------
     Total Available for Sale                        $13,760        $ 79          $550        $13,289
                                                     =======        ====          ====        =======
HELD TO MATURITY
----------------
Corporate                                            $   661        $ 91          $ 22        $   730
Other                                                     20           1            --             21
                                                     -------        ----          ----        -------
     Total Held to Maturity                          $   681        $ 92          $ 22        $   751
                                                     =======        ====          ====        =======

                                                                           1998
                                                    ---------------------------------------------------
                                                    AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
AVAILABLE FOR SALE                                    COST         GAINS         LOSSES      FAIR VALUE
------------------                                  ---------    ----------    ----------    ----------
U.S. Treasury and U.S. Government
  Corporations and agencies                          $ 1,006        $ 45          $  1        $ 1,050
U.S. agencies, state and municipal                     1,927          39             4          1,962
Foreign Governments                                      234          22            --            256
Corporate                                              7,736         338            47          8,027
Other                                                  1,740          48             2          1,786
                                                     -------        ----          ----        -------
     Total Available for Sale                        $12,643        $492          $ 54        $13,081
                                                     =======        ====          ====        =======
HELD TO MATURITY
-----------------
Corporate                                            $   664        $ 91          $  1        $   754
Other                                                     61           1            --             62
                                                     -------        ----          ----        -------
     Total Held to Maturity                          $   725        $ 92          $  1        $   816
                                                     =======        ====          ====        =======

EQUITY SECURITIES

     Estimated fair value of equity securities has been determined using quoted market prices for publicly traded securities and a matrix pricing model for private placement securities. At December 31, 1999 and 1998, the distribution of gross unrealized gains and losses on equity securities is as follows (in millions):

                  UNREALIZED    UNREALIZED    ESTIMATED
          COST      GAINS         LOSSES      FAIR VALUE
          ----    ----------    ----------    ----------
  1999    $80        $13            $4           $ 89
  1998    $76        $27            $3           $100

MORTGAGE LOANS

     NYLIAC's mortgage loans are diversified by property type, location and borrower, and are generally collateralized by the related property.

     The fair market value of the mortgage loan portfolio at December 31, 1999 and 1998 is estimated to be $1,858 million and $1,728 million, respectively. Market values are determined by discounting the projected cash flows for each loan to determine the current net present value. The discount rate used approximates the current rate for new mortgages with comparable characteristics and similar remaining maturities.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

MORTGAGE LOANS -- (CONTINUED)
     At December 31, 1999 and 1998, contractual commitments to extend credit under commercial and residential mortgage loan agreements amounted to approximately $37 million and $76 million, respectively, at a fixed market rate of interest. These commitments are diversified by property type and geographic region.

     The general reserve provision for losses on mortgage loans was $4 million and $1 million at December 31, 1999 and 1998, respectively. There were no specific provisions for losses as of December 31, 1999 and 1998. The activity in the general reserves as of December 31, 1999 and 1998 is summarized below (in millions):

                                                              1999    1998
                                                              ----    ----
Beginning Balance                                             $ 1     $14
Additions/(reductions) charged/(credited) to operations         3      (5)
Recoveries of amounts previously written-down                  --      (8)
                                                              ---     ---
Ending Balance                                                $ 4     $ 1
                                                              ===     ===

     NYLIAC accrues interest income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured contractual terms. Interest income on problem loans is generally recognized on a cash basis. Cash payments on loans in the process of foreclosure are generally treated as a return of principal.

     At December 31, 1999 and 1998, the distribution of the mortgage loan portfolio by property type and geographic region was as follows (in millions):

                                                   1999        1998
                                                 --------    --------
Property Type:
  Office building                                 $  795      $  753
  Retail                                             385         330
  Apartments                                         185         187
  Residential                                        302         247
  Other                                              183         105
                                                  ------      ------
     Total                                        $1,850      $1,622
                                                  ======      ======
Geographic Region:
  Central                                         $  438      $  359
  Pacific                                            255         211
  Middle Atlantic                                    444         451
  South Atlantic                                     534         418
  New England                                        121         121
  Other                                               58          62
                                                  ------      ------
     Total                                        $1,850      $1,622
                                                  ======      ======

REAL ESTATE

     At December 31, 1999 and 1998, NYLIAC's real estate portfolio consisted of the following (in millions):

                                                              1999    1998
                                                              ----    ----
Investment                                                    $63     $105
Acquired through foreclosures                                   9       11
                                                              ---     ----
     Total real estate                                        $72     $116
                                                              ===     ====

     Accumulated depreciation on real estate at December 31, 1999 and 1998, was $11 million and $12 million, respectively. Depreciation expense totaled $3 million in 1999, 1998 and 1997.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NOTE 4 -- INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES

     The components of net investment income for the years ended December 31, 1999, 1998 and 1997, were as follows (in millions):

                                                 1999      1998      1997
                                                ------    ------    ------
Fixed Maturities                                $1,013    $  972    $  961
Equity Securities                                   10         7         6
Mortgage Loans                                     134       116        96
Real Estate                                         15        15        18
Policy Loans                                        41        40        39
Derivative Instruments                               1         1         1
Other                                               16         1        18
                                                ------    ------    ------
  Gross investment income                        1,230     1,152     1,139
Investment expenses                                (51)      (44)      (55)
                                                ------    ------    ------
     Net investment income                      $1,179    $1,108    $1,084
                                                ======    ======    ======

     During 1999 a fixed maturity investment that had been classified as held to maturity was transferred to available for sale and subsequently sold due to credit deterioration. The investment had an amortized cost of $10,052,000, and the sale resulted in a realized gain of $82,000. In addition, in 1997 a fixed maturity investment that had been classified as held to maturity was sold due to credit deterioration. The investment had an amortized cost of $2,791,000, and the sale resulted in a realized gain of $14,000.

     For the years ended December 31, 1999, 1998 and 1997, realized investment gains (losses) computed under the specific identification method are as follows (in millions):

                                                  1999                           1998                           1997
                                        -------------------------      -------------------------      -------------------------
                                        GAINS              LOSSES      GAINS              LOSSES      GAINS              LOSSES
                                        -----              ------      -----              ------      -----              ------
Fixed Maturities                        $ 64                $(87)      $ 87                $(29)      $172               $ (83)
Equity Securities                         34                  (8)         7                  (7)         9                  (4)
Mortgage Loans                             4                  --         16                  (8)        12                  (8)
Real Estate                                5                  (2)         6                  (2)         3                  (2)
Derivative Instruments                    --                  --         --                  --         80                 (71)
Other                                      2                  --          3                 (10)         1                  (1)
                                        ----                ----       ----                ----       ----               -----
     Subtotal                           $109                $(97)      $119                $(56)      $277               $(169)
                                        ----                ----       ----                ----       ----               -----
Investment gains, net                             $12                            $63                            $108
                                                  ===                            ===                            ====

NET UNREALIZED INVESTMENT GAINS

     Net unrealized investment gains on fixed maturities available for sale are included in the Balance Sheet as a component of "Accumulated other comprehensive income". Changes in these amounts include reclassification adjustments to avoid double counting in "Comprehensive income" items that are part of "Net income" for

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NET UNREALIZED INVESTMENT GAINS -- (CONTINUED) a period that also had been part of "Other comprehensive income" in earlier periods. The amounts for the years ended December 31, are as follows (in millions):

                                                              1999     1998    1997
                                                              -----    ----    ----
Net unrealized investments gains, beginning of the year       $ 201    $157    $ 68
Changes in net unrealized investment gains attributable to:
  Investments:
     Net unrealized investment gains (losses) arising
       during the period                                       (612)     24      --
     Reclassification adjustments for gains (losses)
       included in net income                                    (1)     35      --
     Net unrealized investment gains (losses) arising
       during the period, including reclassification
       adjustments                                               --      --     142
                                                              -----    ----    ----
     Change in net unrealized investment gains (losses),
       net of adjustments                                      (613)     59     142
Impact of net unrealized investment gains (losses) on:
  Policyholders' account balance                                 (7)     (1)      3
  Deferred policy acquisition costs                             228     (14)    (56)
                                                              -----    ----    ----
Change in net unrealized investment gains (losses)             (392)     44      89
                                                              -----    ----    ----
Net unrealized investment gains (losses), end of year         $(191)   $201    $157
                                                              =====    ====    ====

     Net unrealized gains (losses) on investments arising during the periods reported in the above table are net of income tax expense (benefit) of $(330) million, $31 million and $76 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     Reclassification adjustments reported in the above table for the years ended December 31, 1999, 1998 and 1997 are net of income tax expense of $0 million, $19 million and $0 million, respectively.

     Policyholders' account balance reported in the above table are net of income tax expense (benefit) of $(3) million, $0 million and $1 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     Deferred policy acquisition costs in the above table for the years ended December 31, 1999, 1998 and 1997 are net of income tax expense (benefit) of $122 million, $(8) million and $(31) million, respectively.

NOTE 5 -- INSURANCE LIABILITIES

     NYLIAC's annuity contracts are primarily deferred annuities. The carrying value, which approximates fair value, of NYLIAC's liabilities for deferred annuities at December 31, 1999 and 1998, was $7,279 million and $6,905 million, respectively.

NOTE 6 -- SEPARATE ACCOUNTS

     NYLIAC maintains eight non-guaranteed, registered separate accounts for its variable deferred annuity and variable life products. NYLIAC maintains investments in the registered separate accounts of $71 million and $54 million at December 31, 1999 and 1998, respectively. The assets of the separate accounts, which are carried at market value, represent investments in shares of the New York Life sponsored MainStay VP Series Fund and other non-proprietary funds.

     NYLIAC maintains one guaranteed separate account for universal life insurance policies. This account provides a minimum guaranteed interest rate with a market value adjustment imposed upon certain surrenders. The assets of this separate account are carried at market value.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NOTE 7 -- DEFERRED POLICY ACQUISITION COSTS

     An analysis of deferred policy acquisition costs (DAC) for the years ended December 31, 1999, 1998 and 1997 is as follows (in millions):

                                                               1999      1998     1997
                                                              ------    ------    -----
Balance at beginning of year before adjustment
  for unrealized gains (losses) on investments                $1,028    $  836    $ 751
Current year additions                                           372       286      200
Amortized during year                                            (74)      (94)    (115)
                                                              ------    ------    -----
Balance at end of year before adjustment for
  unrealized gains (losses) on investments                     1,326     1,028      836
Adjustment for unrealized gains (losses) on investments          181      (169)    (148)
                                                              ------    ------    -----
Balance at end of year                                        $1,507    $  859    $ 688
                                                              ======    ======    =====

NOTE 8 -- FEDERAL INCOME TAXES

     The components of the net deferred tax liability as of December 31, 1999 and 1998 are as follows (in millions):

                                                              1999    1998
                                                              ----    ----
Deferred tax assets:
  Future policyholder benefits                                $258    $196
  Employee and agents benefits                                  52      53
  Investments                                                  131      --
                                                              ----    ----
     Gross deferred tax assets                                 441     249
                                                              ====    ====
Deferred tax liabilities
  Deferred policy acquisition costs                            374     168
  Investments                                                   --     174
  Other                                                         14       8
                                                              ----    ----
     Gross deferred tax liabilities                            388     350
                                                              ----    ----
       Net deferred tax (asset) liability                     $(53)   $101
                                                              ====    ====

     The gross deferred tax asset relates to temporary differences that are expected to reverse as net ordinary deductions. Management believes that NYLIAC's taxable income in future years will be sufficient to realize the deferred tax benefits and therefore, no valuation allowance has been recorded.

     Set forth below is a reconciliation of the Federal income tax rate to the effective tax rate for 1999, 1998 and 1997:

                                                            1999    1998    1997
                                                            ----    ----    ----
Statutory federal income tax rate                           35.0%   35.0%   35.0%
Equity base tax                                              5.9     1.7     3.3
Tax exempt income                                           (1.1)    (.5)    (.5)
Other                                                       (1.5)    (.2)    (.1)
                                                            ----    ----    ----
Effective tax rate                                          38.3%   36.0%   37.7%
                                                            ====    ====    ====

     NYLIAC's Federal income tax returns are routinely examined by the IRS and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 1995. There were no material effects on NYLIAC's results of operations as a result of these audits. NYLIAC believes that its recorded income tax liabilities are adequate for all open years.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NOTE 9 -- REINSURANCE

     NYLIAC has entered into cession reinsurance agreements on a coinsurance basis with non-affiliated companies and on a yearly renewable term basis with affiliated and non-affiliated companies.

     NYLIAC has ceded yearly renewable term reinsurance with affiliated companies. Under this agreement, included in the accompanying consolidated statement of income are $1.5 million, $.9 million and $.4 million of ceded premiums at December 31, 1999, 1998 and 1997, respectively.

     On April 1, 1997, NYLIAC, under the terms of an assumption reinsurance agreement, acquired certain bank owned life insurance policies that had been issued by Confederation Life Insurance Company. In conjunction with this transaction, NYLIAC recorded a liability for policyholder account balances of $277 million, and received cash of $245 million and a note receivable of $11 million. The difference of $21 million between the liability recorded and the assets received has been recorded as DAC, which is being amortized over the remaining life of the policies, assumed to be 25 years.

NOTE 10 -- DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     NYLIAC uses derivative financial instruments to manage interest rate, commodity and market risk. These derivative financial instruments include interest rate floors and interest rate and commodity swaps. NYLIAC has not engaged in derivative financial instrument transactions for speculative purposes.

     Notional or contractual amounts of derivative financial instruments provide only a measure of involvement in these types of transactions and do not represent the amounts exchanged between the parties engaged in the transaction. The amounts exchanged are determined by reference to the notional amounts and other terms of the derivative financial instruments which relate to interest rates or other financial indices.

     NYLIAC is exposed to credit-related losses in the event that a counterparty fails to perform its obligations under contractual terms. The credit exposure of derivative financial instruments is represented by the sum of fair values of contracts with each counterparty, if the net value is positive, at the reporting date.

     NYLIAC deals with highly rated counterparties and does not expect the counterparties to fail to meet their obligations. NYLIAC has controls in place to monitor credit exposures by limiting transactions with specific counterparties within specified dollar limits and assessing the future creditworthiness of counterparties. NYLIAC uses master netting agreements and adjusts transaction levels, when appropriate, to minimize risk.

INTEREST RATE RISK MANAGEMENT

     NYLIAC enters into various types of interest rate contracts primarily to minimize exposure of specific assets held by NYLIAC to fluctuations in interest rates.

     The following table summarizes the notional amounts and credit exposures of interest rate related derivative transactions (in thousands):

                                                     1999                    1998
                                             --------------------    --------------------
                                             NOTIONAL     CREDIT     NOTIONAL     CREDIT
                                              AMOUNT     EXPOSURE     AMOUNT     EXPOSURE
                                             --------    --------    --------    --------
Interest Rate Swaps                          $225,000      $--       $125,000     $9,125
Interest Rate Floors                         $150,000      $92       $150,000     $  748

     Interest rate swaps are agreements with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed upon notional amount. Swap contracts outstanding at December 31, 1999 are between four years, seven months and nineteen years in maturity. At December 31, 1998 such contracts were between six years, eight months and nineteen years, four months in maturity. NYLIAC does not act as an intermediary or broker in interest rate swaps.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

INTEREST RATE RISK MANAGEMENT -- (CONTINUED)
     The following table shows the type of swaps used by NYLIAC and the weighted average interest rates. Average variable rates are based on the rates which determine the last payment received or paid on each contract; those rates may change significantly, affecting future cash flows:

                                                                1999        1998
                                                              --------    --------
Receive -- fixed swaps -- Notional amount (in thousands)      $225,000    $125,000
  Average receive rate                                            6.50%       6.64%
  Average pay rate                                                5.17%       5.65%

     During the term of the swap, net settlement amounts are recorded as investment income or expense when earned. Fair values of interest rate swaps were ($8,420,000) and $9,125,000 at December 31, 1999 and 1998, respectively, based on broker/dealer quotations.

     Interest rate floor agreements entitle NYLIAC to receive amounts from counterparties based upon the difference between a strike price and current interest rates. Such agreements serve as hedges against declining interest rates on a portfolio of assets. Amounts received during the term of interest rate floor agreements are recorded as investment income.

     At December 31, 1999 and 1998, unamortized premiums on interest rate floors amounted to $315,000 and $372,000, respectively. Fair values of such agreements were $92,000 and $748,000 at December 31, 1999 and 1998, respectively, based on broker/dealer quotations.

COMMODITY RISK MANAGEMENT

     NYLIAC has a bond investment with interest payments linked to the price of crude oil. NYLIAC has entered into a commodity swap with a total notional amount of $7,500,000 as a hedge against this commodity risk. The credit exposure of the swap was $0 and $136,000 at December 31, 1999 and 1998, respectively.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

LITIGATION

     NYLIAC is a defendant in individual suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities and/or other operations, including actions involving retail sales practices. Most of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved as a party in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC nevertheless believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

LOANED SECURITIES AND REPURCHASE AGREEMENTS

     NYLIAC participates in a securities lending program for the purpose of enhancing income on securities held. At December 31, 1999 and 1998, $246 million and $571 million, respectively, of NYLIAC's fixed maturities and equity securities were on loan to others, but were fully collateralized in an account held in trust for NYLIAC. Such assets reflect the extent of NYLIAC's involvement in securities lending, not NYLIAC's risk of loss.

     NYLIAC enters into agreements to sell and repurchase securities for the purpose of enhancing income on securities held. Under these agreements, NYLIAC obtains the use of funds from a broker for approximately one month. The liability reported in the accompanying Balance Sheet (included in other liabilities) at December 31, 1999 of $620 million ($139 million at December 31,
1998) approximates fair value. The

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

LOANED SECURITIES AND REPURCHASE AGREEMENTS -- (CONTINUED) investments acquired with the funds received from the securities sold are primarily included in cash and cash equivalents in the accompanying Balance Sheet.

NOTE 12 -- RELATED PARTY TRANSACTIONS

     New York Life provides NYLIAC with services and facilities for the sale of insurance and other activities related to the business of insurance. New York Life charges NYLIAC for the identified costs associated with these services and facilities under the terms of a Service Agreement between New York Life and NYLIAC. Such costs, amounting to $393 million for the year ended December 31, 1999 ($335 million for 1998 and $239 million for 1997) are reflected in operating expenses and net investment income in the accompanying Statement of Income.

     In addition, NYLIAC is allocated post-retirement and post-employment benefits other than pensions, which are held by New York Life. NYLIAC was allocated $12 million for its share of the net periodic post-retirement benefits expense in 1999 ($8 million and $9 million in 1998 and 1997, respectively) and $3 million for the post-employment benefits expense in 1999 ($2 million in 1998 and 1997) under the provisions of the Service Agreement. The expenses are reflected in operating expenses and net investment income in the accompanying Statement of Income.

     In addition, in 1999 New York Life concluded a comprehensive expense reduction program expected to streamline processes and improve profitability. As a result of job eliminations and early retirement benefits as defined in management's termination plan, NYLIAC was allocated $16 million for its share of these restructuring costs in 1999, which are reflected in operating expenses and net investment income in the accompanying Statement of Income.

     At December 31, 1999 and 1998, NYLIAC has a net liability of $80 million and $63 million, respectively for the above described services which are included in other liabilities in the accompanying Balance Sheet.

     In 1999 NYLIAC sold a $197 million Corporate Sponsored Variable Universal Life (CSVUL) policy and a $82 million Corporate Sponsored Universal Life (CSUL) policy to a Voluntary Employee Benefit Association (VEBA) trust. This trust was established to fund New York Life's retired employees medical and dental benefits. In addition, in 1999 and 1998, NYLIAC sold a Corporate Owned Life
(COLI) policy to New York Life for $180 million and $250 million in premiums, respectively. These policies were sold on the same basis as policies sold to unrelated customers.

NOTE 13 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Federal income taxes paid were $48 million, $67 million, and $126 million during 1999, 1998 and 1997, respectively.

     Total interest paid was $30 million, $27 million and $35 million during 1999, 1998 and 1997, respectively.

NOTE 14 -- STATUTORY FINANCIAL INFORMATION

     Accounting practices used to prepare statutory financial statements for regulatory filings of life insurance companies differ in certain instances from GAAP. The Delaware Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Delaware Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.

     In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Delaware Insurance Department has adopted the Codification guidance, effective January 1, 2001. NYLIAC has not estimated the potential effect of the Codification guidance on its financial statements.

     At December 31, 1999 and 1998, statutory stockholder's equity was $1,130 million and $1,095 million, respectively.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NOTE 14 -- STATUTORY FINANCIAL INFORMATION -- (CONTINUED)
     NYLIAC is restricted as to the amounts it may pay as dividends to New York Life. Under Delaware Insurance Law, dividends on capital stock can be distributed only out of earned surplus. Furthermore, without prior approval of the Delaware Insurance Commissioner, dividends can not be declared or distributed which exceed the greater of ten percent of the Company's surplus or one hundred percent of net gain from operations.

     No dividends were paid or declared for the years ended December 31, 1999, 1998 and 1997.

     As of December 31, 1999, the amount of available and accumulated funds derived from earned surplus from which NYLIAC can pay dividends is $625 million. The maximum amount of dividend which may be paid in 2000 without prior approval is $113 million.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of New York Life Insurance and Annuity Corporation

In our opinion, the accompanying balance sheet and the related statements of income, of comprehensive income, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of New York Life Insurance and Annuity Corporation at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting in 1999 for the cost of computer software developed or obtained for internal use.

PRICEWATERHOUSECOOPERS LLP
1177 Avenue of the Americas
New York, New York 10036
March 1, 2000

                                    PART II

                          UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING

         Reference is made to Article VIII of the Depositor's By-Laws.

         New York Life maintains Directors and Officers Liability/Company Reimbursement ("D&O") insurance which covers directors, officers and trustees of New York Life, its subsidiaries, and its subsidiaries and certain affiliates including the Depositor while acting in their capacity as such. The total annual aggregate of D&O coverage is $150 million applicable to all insureds under the D&O policies. There is no assurance that such coverage will be maintained by New York Life or for the Depositor in the future as, in the past, there have been large variances in the availability of D&O insurance for financial institutions.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES

         New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of the NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the Corporate Executive Series Variable Universal Life Insurance Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.


                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.

     The prospectus consisting of 62 pages.

     The undertaking to file reports.

     The undertaking pursuant to Rule 484.

     The representation as to the reasonableness of aggregate fees and charges.

     The signatures.

     Written consents of the following persons:

     (a) Thomas F. English, Esq. (To be filed by amendment)

     (b) Irwin L. Don, Actuary (To be filed by amendment)

     (c) PricewaterhouseCoopers LLP - Filed herewith.

     The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

     (1) Resolution of the Board of Directors of NYLIAC establishing the Separate Account - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (1) to Registrant's initial Registration Statement on Form S-6 (File No. 07617) filed 7/3/96 and incorporated herein by reference.

     (2)          Not applicable.

     (3)(a) Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(a) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 07617) filed 1/2/97 and incorporated herein by reference.

     (3)(b) Form of Sales Agreement, by and between NYLIFE Distributors Inc., as Underwriter, NYLIAC as Issuer, and Dealers - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(b) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 07617) filed 1/2/97 and incorporated herein by reference.

     (3)(c)       Not applicable.

     (4)          Not applicable.

     (5) Form of Policy for Corporate Executive Series Variable Universal Life Insurance Policies - Filed herewith.

     (5)(a) Supplementary Term Rider for Corporate Executive Series Variable Universal Life Insurance Policies - Filed herewith.

     (5)(b) Level Term Rider for Corporate Executive Series Variable Universal Life Insurance Policies - Filed herewith.

     (6)(a) Restated Certificate of Incorporation of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(a) to Registrant's initial Registration Statement on Form S-6 (File No. 07617) filed 7/3/96 and incorporated herein by reference.

     (6)(b)(1) By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to Registrant's initial Registration Statement on Form S-6 (File No. 07617) filed 7/3/96 and incorporated herein by reference.

     (6)(b)(2) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                  (6)(b) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157) filed 4/3/98 and incorporated herein by reference.

     (7)          Not applicable.

     (8)          Not applicable.

     (9)(a) Stock Sales Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life M.F.A. Series Fund, Inc.)
                  - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(a) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 07617) filed 1/2/97 and incorporated herein by reference.

     (9)(b)(1) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended
                  - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(1) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 07617) filed 1/2/97 and incorporated herein by reference.

     (9)(b)(2) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(2) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 07617) filed 1/2/97 and incorporated herein by reference.

     (9)(b)(3)    Participation Agreement between Janus Aspen Series and NYLIAC
                  - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(3) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 07617) filed 1/2/97 and incorporated herein by reference.

     (9)(b)(4) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(4) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 07617) filed 1/2/97 and incorporated herein by reference.

     (9)(b)(5) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(5) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 07617) filed 1/2/97 and incorporated herein by reference.

     (9)(b)(6) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(6) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 07617) filed 1/2/97 and incorporated herein by reference.

     (9)(b)(7) Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable
                  Annuity Separate Account - I (File No. 33-53342) filed 4/16/98 and incorporated herein by reference.

     (9)(b)(8) Form of Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No.33-53342) filed 4/16/98 and incorporated herein by reference.

     (9)(c) Powers of Attorney for the Directors and Officers of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(c) to Registrant's Pre-Effective Amendment No. 2 on Form S-6 (File No. 07617) filed 4/25/97 for the following, and incorporated herein by reference:

                  Jay S. Calhoun, Vice President, Treasurer and Director
                    (Principal Financial Officer)
                  Richard M. Kernan, Jr., Director
                  Robert D. Rock, Senior Vice President and Director Frederick J. Sievert, President and Director
                    (Principal Executive Officer)
                  Stephen N. Steinig, Senior Vice President, Chief Actuary
                    and Director
                  Seymour Sternberg, Director

     (9)(d) Power of Attorney for Maryann L. Ingenito, Vice President and Controller (Principal Accounting Officer) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(d) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 07617) filed 1/2/97 and incorporated herein by reference.

     (9)(e) Power of Attorney for Howard I. Atkins, Executive Vice President (Principal Financial Officer) - Previously filed as
                  Exhibit 8(d) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157) filed 4/3/98 and incorporated herein by reference.

     (9)(f) Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the Policies - Previously filed as Exhibit (9)(e) to Registrant's Pre-Effective Amendment No. 2 on Form S-6 (File No. 333-07617) filed 4/25/97 and incorporated herein by reference.

     (9)(g) Supplement to Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the Policies - Previously filed as Exhibit 1.9(g) to Registrant's Post-Effective Amendment No. 1 on Form S-6 (File No. 333-07617) filed 4/24/98 and incorporated herein by reference.

     (9)(h) Power of Attorney for Certain Directors of NYLIAC - Previously filed as Exhibit 10(e) to Post-Effective Amendment No. 6 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 33-87382) filed 2/18/99 and incorporated herein by reference for the following: filed

                  George J. Trapp, Director
                  Frank M. Boccio, Director
                  Phillip J. Hildebrand, Director
                  Michael G. Gallo, Director
                  Solomon Goldfinger, Director
                  Howard I. Atkins, Director

     (9)(i) Power of Attorney for John A. Cullen, Vice President and Controller (Principal Accounting Officer) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (10)(f) to Post-Effective Amendment No. 21 to the registration statement on Form N-4 for NYLIAC MFA Separate Account - I (File No. 2-86083) filed 4/13/00 and incorporated herein by reference.

     (9)(j) Power of Attorney for Gary G. Benavav, Director and Executive Vice President - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(o) to initial Registration Statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 033-64410) filed 10/11/00 and incorporated herein by reference.

     (10)         Form of Application - Filed herewith.

     (11)         Illustrations - To be filed by amendment.

2.   Opinion and Consent of Thomas F. English, Esq. - To be filed by amendment.

3.   Not applicable.

4.   Not applicable.

5.   Not applicable.

6.   Opinion and Consent of Irwin L. Don, Actuary. - To be filed by amendment.

7.   Consent of PricewaterhouseCoopers LLP - Filed herewith.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant, NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I, certifies that it has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 20th day of October, 2000.

                                            NYLIAC CORPORATE SPONSORED VARIABLE
                                            UNIVERSAL LIFE SEPARATE ACCOUNT-I
                                                       (Registrant)


                                            By /s/ Patrick Colloton
                                              --------------------------------
                                                   Patrick Colloton
                                                   Vice President

                                            NEW YORK LIFE INSURANCE AND
                                            ANNUITY CORPORATION
                                                       (Depositor)


                                            By /s/ Patrick Colloton
                                              --------------------------------
                                                   Patrick Colloton
                                                   Vice President


As required by the Securities Act of 1933, this initial Registration Statement has been signed by the following persons in the capacities and on the date indicated.

    Howard I. Atkins*             Executive Vice President and Director
                                  (Principal Financial Officer)

    Gary G. Benanav*              Director and Executive Vice President

    Frank M. Boccio*              Director

    John A. Cullen*               Vice President and Controller (Principal
                                  Accounting Officer)

    Michael G. Gallo*             Director

    Solomon Goldfinger*           Director

    Phillip J. Hildebrand*        Director

    Richard M. Kernan, Jr.*       Director

    Robert D. Rock*               Senior Vice President and Director

    Frederick J. Sievert*         President and Director (Principal
                                  Executive Officer)

    Seymour Sternberg*            Director

    George J. Trapp*              Director

*By /s/ Patrick Colloton
   -----------------------
    Patrick Colloton
    Attorney-in-Fact
    October 20, 2000

*   Pursuant to Powers of Attorney previously filed.

                                EXHIBIT INDEX

Exhibit
Number                         Description
-------                        -----------
 (5)                           Form of Policy for Corporate Executive Series
                               Variable Universal Life Insurance Policies

 (5)(a)                        Supplementary Term Rider


 (5)(b)                        Level Term Rider


 (10)                          Form of application


  7                            Consent of Pricewaterhousecoopers LLP